Filed by: i2 Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: i2 Technologies, Inc.

Commission File No.: 000-28030

Forward Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of JDA Software Group, Inc. (“JDA”) or i2 Technologies, Inc. (“i2”) are forward-looking statements. Forward-looking statements include, without limitation, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about the future expectations, beliefs, goals, plans or prospects of the management of i2 and JDA. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain the approval of i2’s stockholders; the ability to obtain regulatory approvals; the ability to consummate the transaction; the ability of JDA to successfully integrate i2’s operations and employees; and the other factors described in the following documents filed with the Securities and Exchange Commission (the “SEC”): i2’s 2009 Annual Report on Form 10-K, i2’s most recent Quarterly Report on Form 10-Q, JDA’s 2009 Annual Report on Form 10-K and JDA’s most recent Quarterly Report on Form 10-Q. Neither JDA nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale,

Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.

JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

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Filed below is the transcript of a presentation by Hamish Brewer and Jack Wilson to employees of JDA and i2 on November 6, 2009 regarding JDA’s proposed acquisition of i2.

Defero Interactive

Transcription Service

JDA to Acquire I2 Associate Presentation

Transcript from Audio

November 6th, 2009

[START 151123.MP3]

FEMALE VOICE: …to introduce I2 Chairman, President, and CEO, Jack Wilson. Jack?

MR. JACK WILSON: Good morning. We’re especially happy to have this combined meeting this morning, we think that sets such a great one, and we love that management of JDA decided to do it that way.

I would share only one thing with you this morning, before we start. Yesterday, for me, was a blizzard of phone calls, as you might imagine, and around 7:30 last night, I got a call from Sanjiv Sidhu. Now, every I2er knows that name, and for our JDA associates, Sanjiv was one of the two founders of I2, 21 years ago, and over the last 20 years has been CEO, Chairman, Director, etc., and he left our board last May but still watches very carefully where this company goes. Sanjiv had three messages. The first was congratulations, to be able to come through this past year, and back to this point where we can restart the transition and the combination of these two great companies. Secondly, to take all of his best wishes to all of the I2ers, he is very, very proud of what you have accomplished through this year, and to all of the JDA associates and all of the I2ers, Sanjiv asked me to tell you his best wishes and his best hopes, he will be watching you with your great success as a combined company. It was very gracious of Sanjiv, and very pleased he would do that last night.

I am very happy to welcome next the President and CEO of the JDA Software Group, Hamish Brewer.

MR. HAMISH BREWER: Thanks, Jack. Good morning, everyone. Inevitably there are some seats at the front, so for those of you who are standing, who maybe—just to give you some warning, this presentation is going to go on for a little while, so if you are standing, it may get a little bit tiring for you, so come and grab a seat while you can. Yes, come on. Come down, why not?

What we want to do today is we want to spend a bit of time really just sharing information with you about JDA, that is going to take up most of the presentation. Our goal here is not primarily to do a sales job on JDA with you, our goal is to try and communicate to you how the company operates, how we are organized, what kind of processes we have, etc. And then towards the end of the meeting, what we are going to do is talk a little bit about the transition planning process that lies ahead for all of us over the course of the next few months. In addition to that, Pete Hathaway, our CFO is going to talk about the deal structure itself, so give you some information about how the deal was put together and how it is going to work, because as we all know, there is kind of the elephant in the room, which is well, what about last year, are we going to have the same experience again? Which, quite frankly, none of us want to have. So I thought I would start off by talking about that.

Clearly, last year was not—we didn’t have the outcome that any of us wanted, certainly wasn’t the outcome that JDA wanted, and I believe for many of you that it wasn’t the outcome necessarily that I2 wanted, either. What happened a year ago, just so that everybody is clear, is we announced the intended acquisition of I2 by JDA on August, around the middle of August, and over the course of the coming months, we were scheduled to close in sort of the end of October, early November time frame. We had what turned out to be the biggest, catastrophic meltdown of our financial system since the 1930s. We weren’t predicting that, and unfortunately we became victims of that whole meltdown process, because the transaction then, as it is now, was dependant upon JDA’s ability to raise debt in the financial markets. So Pete is going to talk very specifically later on, our CFO Pete Hathaway is going to talk about what have we done different this time around to try and ensure that we don’t fall foul of any potential issues that might arise in the financial markets, and what you will see is that between us, between the boards of JDA and I2, we spent a good deal of time really trying to build what we think is the most robust structure for ensuring that this transaction actually completes, because the worst case scenario for all of us is that we don’t conclude the transaction. But I think that hopefully, one thing you can draw from the process that we’ve all built, that we’ve all been through, is that JDA clearly wants to acquire I2. You know? We wouldn’t have gone through everything we went through last year and be back here again this year if we didn’t really want to buy I2. And it is not just like because we want to buy I2 for the sake of it. From my perspective, I can tell you, it is very simple. In my view, strategically, JDA and I2 belong together. We can do far more together than we can ever do as independent companies. I believe that fundamentally, I believed it a year ago, I still believe it now, and that is why we are back here. It is not just persistence, it is because I believe in the combination. I believe in what we can do for our customers, I believe in what we can do in terms of innovation in the marketplace, and I believe in what we can achieve collectively, as a group of associates working together to build something really special. So, that is why we are back. And hopefully that message makes sense to you and resonates.

So I am going to just talk for a couple of minutes about the company, in overview. And then we are going to go through each of the major departments to give you a sense of how our things running in sales, in services, in our finance and administrative functions, talk about HR, talk about basically how the JDA company operates today and hopefully that will give you a good sense of where we are coming from, where JDA is coming from, and our goal here really is to begin a communication process which we want to try and maintain throughout this transition planning process. One of the pieces, or I guess one of the benefits of doing this a second time is maybe we can do it better than we did last time, and we have had a lot of feedback about things that we could have done better last time, and we are going to try and adjust and do a better job this time in terms of transition planning. So we are working proactively to make the transition planning as seamless and as straightforward for everybody as possible.

JDA, the company, is focused on retail, manufacturing, wholesale distribution and services industries, and for those of who you are not quite sure what services industries means, it is basically travel, transportation, hospitality, people like airlines, hotels, tour companies, those kinds of companies, basically companies that provide services. And we are focused on Tier 1 and the mid-market, in terms of the general size of companies that we do business with. And therein lies obviously a bit of a difference between JDA and I2, with I2s business being predominately driven by very large organizations, JDAs business having, I would say, we certainly do a lot of business in Tier 1, in the largest companies of the world, but we also have a pretty strong business in the mid-market as well. So I think that there is a complimentary—or an opportunity there.

In terms of global presence, we have around 5800 customers around the world and just over 1800 people working for the company and customers in over 60 countries around the world today. And the company has a secure financial base, and I am going to be emphasizing that to you guys because I want you all to feel and believe that the JDA company is a secure place for you to invest your careers, and to see a good solid future, as we move ahead together. The company is pretty sound, we have a good degree of recurring revenues, which is primarily maintenance for us, which really is the, if you like the foundation or the bedrock or the financial security for JDA, we have about 46 percent of our revenues as maintenance, and essentially maintenance generates about 130 percent of the profits that the company actually creates. So everything we do after maintenance just takes us backwards. But that is pretty much how the financial structure works for JDA, and that is a really nice place to be as a company, because it means that when we start the year, before we do anything, as long as we retain our maintenance base, we have already made our numbers. And then we just have to avoid, you know, screwing it up from there on.

We get a lot of our license revenues regularly from our existing customer base, obviously we’ve got quite a large customer base, 5800 companies, and so we are very focused on back selling into the customer base, but we also get quite a large number of new customers flowing in, and I think Jason is going to talk a little bit about that later on. Because we have a fairly large customer base, we are not heavily dependant on any one customer, no customer represents more than four percent of revenues for JDA, which again creates a certain amount of stability for the business, and we have, on an industry average basis, we have pretty high maintenance retention rates. We are running at 91 to 92 percent this year, which is lower than usual for us actually, but that is the global economy for you, everybody is focused on cutting maintenance costs this year, but even at 91 to 92, this puts us at the high end of the industry.

Mission Statement is enabling supply chain and pricing excellence through superior solutions, and domain expertise, that empower our customers to make optimal decisions that achieve real results. And the reason I put this up is because I think it is, what we have tried to do in this statement, is to encapsulate the general theme, the general thrust of what the company is trying to achieve. You know, inside JDA, I can find things that we do that don’t fit very well with this statement, but on balance you have to come up with something, that isn’t a page long, that describes what you do, and we think that this is a pretty good description overall of what we do. And from my perspective, I think that when you read that statement, hopefully you feel that it resonates with your business, with the IT business, and fits well, because as I said early on, I believe JDA and I2 belong together, and I believe that this is, if you like the foundation of that, this is what we’re trying to do.

Just a few summary statistics about the company. On a trailing 12-month basis, this is through to the end of the third quarter of this year, we generated about 385 million dollars in sales, of which 94.5 was in software, and we generated about 97.6 million dollars in EBITDA. EBITDA is Earnings Before Interest, Tax, Depreciation, and Amortization, which is a financial measure that a lot of organizations use, really, and the reason people use EBITDA is because it is a proxy for cash flow. At the end of the day, what enables you to do stuff as a business is money in the bank, and this is a pretty good measure, that acts as a proxy for cash flow generated by a business, that is why we measure ourselves on this basis. So for instance, our corporate bonus program that we have within JDA, that every associate is paid on, with the exception of our sales guys who are on commission plans, obviously, is driven around EBITDA. We have an EBITDA goal, and I get paid that way, and my assistant gets paid that way, everyone gets paid that way, it means that we have a single goal as a company, we are focused on one financial metric, and for me that works pretty well. I like the fact that the whole organization is trying to work together to achieve one thing. So we monitor that number pretty carefully, and we are running at about 25 percent EBITDA margin, which for a 400 million or just under 400 million dollar company, it is pretty healthy, actually, if you look at our peers out there, you won’t find many software companies that are running in the mid-twenties, on an EBITDA margin basis, for our size. Obviously if you look at an article or an SAP you see they have higher EBIDTA margins, but they are much, much bigger companies, and the scale that they have enables you to get more profitable. So on a comparative basis, JDA is very strong from a profitability perspective and as I say, we have a sound financial basis as a business.

Our strategy is, in terms of go to market, is this hasn’t changed, we used this slide a year ago and in fact this hasn’t changed I don’t think since about 2000. Hopefully that is not an indication of our lack of creativeness, it just means that we think this is the right thin for us to do. We are trying to integrate the end to end global supply chain, from raw materials, through manufacturing distribution, retail to the consumer. That is the basic summary of what we are trying to do. It doesn’t really encompass absolutely everything we do, when we are providing pricing solutions to somebody like Delta airlines, where does that fit in there, well, okay, it doesn’t exactly fit in there perfectly, but that pretty much covers most of what we’re trying to do as a business and I think hopefully most of you will feel that is a pretty straightforward message.

The customer base that we have is split between retailers, wholesale distribution, and manufacturers like this. As you can see, most of our manufacturing customers are process manufacturers, the traditional kind of products that you would see if you would just walk around a grocery store, that kind of thing. There are a few exceptions on there, clearly, Boeing and people like that, but most of our manufacturing customers are, I would describe as process manufacturers, and we have built this manufacturing customer base really since about the 2000 timeframe, which was when we defined that strategy that I just laid out for you.

The historical heritage of the company is retail, we have been doing retail since day one, if I were giving this presentation to you 10 years ago, then I would only have one box and that would be retail. So extending back up the supply chain has really been the evolution that the company has been to over the last 10 years. Just a few performance metrics, we have over 70 percent of our revenue which is greater than a 75 percent margin, which is very nice. The split between retail and manufacturing and service industries is as you can see on that pie chart, so even though the number of retail customers we have is smaller than the number of manufacturers, we generate slightly more than half of our total revenues from retail. And what that tells you is that today we have a lot more stuff to sell to a retailer than we do to a manufacturer. For instance, we don’t have a manufacturing ERP system, so that excludes us from one great big piece of the manufacturing solution footprint, whereas in retail we do have the equivalent of an ERP system. So we have more stuff to sell to a retailer today, but I look upon this more of the other way around, which is that we have more opportunity to expand our footprint in manufacturing, that is really the way I think about it, because frankly there is not a lot more things that we could buy in retail. There is a few, but not a tremendous number of products that we don’t have in retail, and so the opportunity, the growth opportunity for us is much greater over the coming years, in manufacturing, than it is really in retail. We have just a few statistics there about consulting margins and maintenance rates and stuff like that, and I think one thing I would highlight here is you will notice there are ASP or average selling price, it is up over 100 percent since a year ago. Which is a pretty dramatic change, if you think about it. The average price of our deals that we are closing is twice as big as it was a year ago. And you may say, “Well, how can that be in this environment, surely people are more aggressive than ever on pricing,” and I think that the reason for it is that the value proposition that we have for our customers is absolutely in line with where people want to spend money today. Our solutions are distinctive on the basis that we generate more value for our customers, and I know this is something that I believe is going to resonate pretty well with the I2ers in this meeting.

That is what we are about. We are about generating more value for our customers, because at the end of the day, when we compete against SAP and Oracle, clearly they are bigger companies, they have more resources, they have more customers, they have more everything, the only thing they don’t have more of, is referenceable customers who deliver extremely good results as a result of implementing their software. We have more of those. And that is really how we survive and how we grow and how we compete. By the way, we compete very favorably, against both of those companies, every single day. We defeat them in the marketplace, and Jason is going to talk a bit about our win rate later on.

But I want to give you a sense, when I think about, “What do we have to do as a business in order to thrive and grow and achieve our growth plans,” it is pretty much that. We just have to deliver superior value to our customers, as long as we make our customers more money than the other guy can, then A, they will choose us in sales cycles and they do today, on an extremely high basis, and B, we can charge more for our product, and that is what we do, because it is a superior offering. I think that these statements and this general positioning is very consistent with the I2 go to market value proposition and that is why I mention it, not to try and do a sales job on you but just to say I think this is more or less the same as what I2 is trying to do as well, and so hopefully these things are going to interlock and fit together very well between our two companies.

I talked a minute ago about achieving our goals. What are our goals? Well, I can tell you that over the next three to five years, in terms of in JDA, our goal is to get from where we are, which is just under 400 million in sales, to somewhere north of a billion dollars in sales. And we have a plan to do that, and frankly, acquiring I2 is the first and right now most important step in that plan. There are other things I want to do as well, but we have a clear path to a billion dollars, without changing our strategy at all, and also potentially north of that, so I have a high degree of confidence that we have the ability to be able to build a billion dollar plus company, and I would like all the I2ers to know that, because I think it is important for you when you are thinking about the career opportunities that are going to lie ahead for everybody as a result of bringing these two companies together. But it is, connecting I2 with JDA, really is an important part of achieving that long-term goal.

Just to give you a sense of how we are organized, how do we operate the business, I think we have frankly a pretty traditional organization structure in terms of how software companies are typically run. We have Mike Bridge [phonetic] who runs our legal group, and Jason, who is here today, who runs sales and marketing, and I won’t take you through all of his reports, because I know he is going to talk about that, but the reason that—by the way, just so you know, the reason that the names are listed on this chart is because this is what we call our Senior Leadership Team. We basically have two structures. We have the Senior Leadership Team, and then we have the Leadership Team. The Leadership Team, if I was to show you that chart, has today about 45 people on it, so I don’t have time to go through all of that, but that is kind of how we run the company, in terms of leadership. So this is the Senior Leadership Team, and Jason runs sales and marketing.

Dave King runs product development and product management, and he is also responsible for our Center of Excellence in Hyderabad, which I will talk a bit more about later on. Brian Boylan, who is here today, and is going to talk a bit about our culture and practices, he runs HR. Pete Hathaway, our CFO, he is going to be talking here today, he is our CFO, and Chris Moore, who is also here today, is going to be talking about our services business. For those of you here a year ago, one of the changes that we made is that we have brought together all aspects of our services business under one umbrella, so this includes traditional implementation services, but all other services that we provide as an organization, and that global services group, JDA services, is run by Chris, and we have a Senior Vice President, who runs our consulting services business, Dwyane—.

So that is our Senior Leadership Team, that is how we are organized, that is how we run the business. As I said, it is a pretty traditional structure, no big surprises there.

To talk about the Center of Excellence, JDA, just to give you a little historical perspective here, we didn’t have really any presence at all, in India, until we acquired Manugistics in July of 2006. Manugistics had developed an R&D center in Hyderabad, in India, and had about a couple of hundred people there, when we bought the company. What we decided, after a while, was that we thought it would be a good idea to really expand that operation, to be much more than just an R&D Center, but to really be a, if you like it, fundamental foundational component of how we run our business, in almost all aspects. And so that is why we changed the name to Center of Excellence. And what this chart tries to show you is that our Center of Excellence really acts as a hub for our business, and we provide, we’ve got people in the Center of Excellence Providing IT, HR, Development Sales, Finance and Accounting, Services, Support, and Education. So we basically are undertaking a whole range of activities in our Center of Excellence, and the other thing that has changed is that since we acquired Manu when there was about 200 people there, today there is a little over 600 people in Hyderabad, and even in the last year, that has probably gone up by, I don’t know, 150 people or something like that. So it is a rapidly expanding component of our business model and acts, as I say, it is really a hub. It is the largest location of people that we have anywhere in the world today, in the JDA business.

I mention all of this because once again, I think it is consistent with the strategy that I2 has been operating under for much longer than JDA. We have only just done this in the last few years. I know that the operation that you have in Bangalore has been there for much longer, but my understanding is that broadly speaking you are taking the same approach of doing a wide range of activities out of that Bangalore center. Our objective will be to first of all maintain both locations, and I mentioned this in the call last night, to all the folks in India, we are not going to shut down Bangalore or anything like that, I believe there were some rumors to that effect last time, so let me say it clearly, we are not closing Bangalore. We will be keeping that location and we will be basically figuring out, even though we have two locations in India, how can we bring them together to operate as one logical, if you like, Center of Excellence. Because what I want is I want a single experience for our customers, regardless of whether somebody is sitting in—I don’t want our customers to have to figure out should they talk to someone in Hyderabad or Bangalore. That is not what I want them to have to do. I want them to see no difference. They just have to deal with JDA, so our goal is how can we build one logical Center of Excellence with two locations. And learning how to do that is going to be very important for us. You can imagine, given our company goals, getting to a billion dollars, we are not going to do that organically, we are going to do more acquisitions, and each time we do an acquisition, there is a very good chance that whoever we buy is going to have a center somewhere in India, and when they do, we have got to learn how to again, expand into another city, because the next one may not be in Bangalore, or Hyderabad, it may be somewhere else. So anyway, that is something that our organization has got to learn how to do. And we are going to learn how to do it now.

The last point I want to make is just around again the financial stability of the company and what this chart shows you, it just shows you historical cash flows from operations for the business, and going back to July of 2006, when we acquired

Manugistics, at that stage, we had about 125 million dollars of net debt as a company, and what you can see from this chart is that we paid it off and built a ton of cash on our balance sheet, and we did it every quarter, and the reason I mention this to you is we will be taking on debt, to acquire I2, speaking here both to our JDA associates and the I2ers, because I want you all to feel very comfortable that the debt that we are taking on in order to completely this transaction is very modest. I have no concerns, whatsoever, about our ability to service this debt, repay it, do whatever want to do. JDA is a cash machine and it is going to continue, and we will be able to repay the debt that we will take out as a consequence of buying I2, and as Pete will describe, I can’t tell you exactly how long today, because there is a rather complex structure around this transaction, but in any event, it is not going to take very long, and the company is going to be very secure and in the not too distant future, we will be in a very good position to be able to move forward with the next transaction.

So that was really all I had to say, and what I would like to do now is hand over to Pete to give us a quick review of the transaction itself, and then also to talk about his organization. Pete.

MR. PETE HATHAWAY: Thank you, Hamish. Good morning, everybody. Glad to be here. It is an exciting time for our companies and certainly an exciting time for me. One thing I will promise you as I go through this presentation, usually people have some concern about the financial presentation, about it droning on, I will go through this quickly, because the primary focus of it will be to help you understand how the transaction was structured and how it is put together.

I joined the company four months ago, and when I had the discussion with Hamish and some of the other executives, there was a clear intent to grow the business through acquiring companies, but I had no idea I would be here four months later with a very significant transaction like this. But it is an exciting time.

We have this slide to help describe the transaction, and there is a lot of material on it. I will try to simplify it a bit. There are basically two structures. In fact, there are two structures. We have what we are calling an intended structure and an alternative structure, I2 is calling the alternative structure more of a base structure. So let me focus on that first, because I think that is what is most important in terms of understanding the primary goal of the structure and the intent of the parties, both boards of directors in this transaction, which was to create deal certainty. The alternative structure relies much, much more heavily on the stock of JDA for the stock of the shareholders, the stock to the shareholders of I2 with a little bit of cash, so it is heavily weighted towards the stock transaction and much less weighted towards cash.

The reason the stock component is perceived as a very secure element in this transaction is last year, when we went through this transaction, although I wasn’t here, I understand that the shareholder vote was very strongly in favor of the transaction, something like 95 percent and above. I have heard 98 percent. So the idea is that that is likely to occur again. In this transaction, I will show you on the next page, there is 120 million dollars of cash that we are borrowing and that cash will be supported by a firm, underwritten commitment with no outs, no syndication outs as we call them in — for Wells Fargo. And so in the event that we are not successful with the, what we call again the intended structure, Wells Fargo is there with their balance sheet to back up this transaction, in a much different way than Credit Swiss and the syndication of banks was trying to get through a year ago, and of course we are not expecting another financial meltdown.

On the intended structure, which is what we are actually pursuing today, and this is what we intend to do and we are going after the market, it is really structured the other way. We would intend to pay more cash for the shares of I2 and less in terms of stock, so that is why you see the exchange ratio in the intended structure at 0.256 shares of JDA for a share of I2 stock, and in the alternative structure it is 0.58.

The intended structure has a little bit more risk, but for our shareholders, and ultimately the combined shareholders, because in both structures we will be issuing shares to the I2 shareholders, but in both structures—excuse me, in this structure we intend to go out and raise 275 million dollars in what is known as the leverage loan market, some people call it the high yield market, some people call it the junk bond market, but that is what it is, it is a very, very strong market and it is used extensively for acquisition financing. The markets are strong right now, the markets are robust, interest rates are actually pretty good, and there is a huge demand for these kinds of loans right now in the market, so we think with rapid execution, meaning we hustle up and get out there and execute the transaction, that we will be able to close this. Now, what happens is if we are not able to raise the money in the high yield market, then we fall back to the alternative structure, so simply stated, that is the way it is, and that date is December 18, which you see at the bottom of the call out box there, December 18, we will let the I2 management team, board, shareholders, know whether we have been successful in raising the high yield or not, and if we are not, we go to the alternative structure, which has even a higher degree of certainty, but then again we issue more stock and use less cash.

The purchase price, how it is constructed and how we talk about it, we are buying the I2 stock, including the options, and restricted stock that is outstanding, for 18 dollars a share, which is a fixed price that the parties agreed to. There is a convertible note, a convertible preferred stock outstanding for 222 million dollars, that will be repurchased for cash. Hamish said that JDA is a cash machine, well it tends to I guess be a symptom of the industry, since I am new to the industry, so does I2. You have 160 million dollars and have committed to 160 million dollars to contribute to the transaction, which is another layer of certainty. It is money on your balance sheet today, and I will get to that a little bit later, so that the net acquisition price or what is called enterprise value is just under 400 million dollars, which equates to 1.7 times of revenue and 6.5 times is a multiple of EBITDA which is our metrics that we use in the M&A world, to kind of evaluate and benchmark transaction to another transaction, and these benchmarks actually hold up really quite well in terms of valuation.

This is a classic sources and uses for a transaction analysis and again, intended structure and alternative structure, if you look at the bottom, the uses on each side are basically the same. The amounts are slightly different only because of the financing costs and fees are a little different, but the intended structure and in the alternative structure, we will be using available cash, the 160 million I mentioned a minute ago from the I2 balance sheet, and we have or we will be contributing 95 million dollars for the transaction, those amounts are readily available and there are restraints, restrictions, and terms of how we can use that money between now and close, so there is a high degree of confidence that it will be there.

Under the intended structure, 129 million dollars of JDA stock is issued, under the alternative structure, as I mentioned, that is where we issue more, so 290 million. And then the senior notes at 275 million under the intended structure, and again if that doesn’t work, the term loan, which is fully underwritten by Wells Fargo.

So when we put the two companies together, and this is how we go to market and we begin to understand what this transaction would look like and how we can finance it. We look at the proforma combined last 12 months operating statistics, but they are really financials, as of September 30, and this company will end up being a 600 million dollar company, with JDA at 385, we have about 159 million dollars of EBITDA on a combined basis, and then of course we have the opportunity to improve those results through some of the synergies or cost overlaps and redundancies that exist when you put any businesses together. So we would end up with about 179/180 million dollars of proforma EBITDA, which brings us to almost a 30 percent

EBITDA margin, and Hamish mentioned that roughly our standalone, 25 percent EBITDA margins are good in this industry. Well, I’ll tell you, the 25 percent EBITDA margins are good in any industry. And when you start getting to 30 percent EBITDA margins, that is really very, very powerful. I think everybody saw how the stock prices reacted yesterday, and it really is a testament to the cash flow and the earnings power of the combined entities, not to mention the strategic fit and the industrial logic associated with it.

So the revenue line is obviously really important, 617 million dollars gets us closer to the billion dollar goal, and I agree with Hamish, we have to take one step at a time, but this is a big step, and again, the investors, the broader investor base really appreciates this transaction. Software sales of almost 150 million, a very, very significant maintenance revenue base of just about a quarter of a billion dollars. And I guess that resonates probably well with everybody, but it is worth just saying that when you go out to borrow 275 million dollars or you get a firm underwritten commitment for 120 million dollars, if you are a lender, you like the idea that you have a very strong, recurring, dependable revenue base. It probably goes without saying, but that is foundational. So in the alternative structure, as we call it, or the base structure, as you have been calling it, if I have got 250 million dollars of firm, firm revenues, repeatable recurring revenues at 60-70 percent margin, and I am only lending 120 million dollars, that is a pretty easy decision to make. So it really helped us get the commitment that we needed to provide the certainty to you and the broader I2 shareholder base. And then services revenue, that is a pretty good sized business, no matter how you cut it.

So, again, I promised I wouldn’t go too far or too long. The scale is important in this, again, borrowing money, competing in our industry and I think generally in any industry, scale is important, it provides a lot of opportunity, cash flow opportunity, the borrowing opportunity to grow, the opportunity to invest in the business into new things and different things. Scale is important. We expect to be accretive to our earnings per share, so if you are current JDA shareholder, you want to know ultimately whether if we go through all of this effort, are we going to make more money afterwards than we did before on a per share basis. And the answer is yes, it is a very solid yes, and again, reflected in yesterday’s stock price moves, and that is after considering the additional shares we might issue and after considering the additional interest expense that we would take on and of course the opportunity for cost—.

Actually, I2 has a very significant, what they call deferred tax asset. You might think of it as a net operating loss carried forward from a federal income tax purpose, and it is a legacy asset, if you want to call it an asset, but it is certainly an opportunity and it is big, and it is absolute termed. There are some rules that make it smaller when you go through transactions, but it is worth about 60 million dollars, maybe to 70 million dollars, after the acquisition is done, so it is a strong asset that was part of the total valuation that we did in looking at the company.

Hamish mentioned that this is a very conservative capital structure, and it certainly is. It is less than two times levered, the lenders really don’t get concerned about leverage until you start getting above three times, and that is EBITDA divided into the debt that you have outstanding, that is what leverage is, so this is very, very modest leverage. And then ultimately again, scaled better at business opportunities as we go forward and address markets different, we cross sell and take advantage of the strength of these two companies.

This is a finance organization and it might strike you as a pretty normal finance organization, so I won’t spend a lot of time talking about it, we do finance and we do treasury and we do IT and we do accounting and things like that, so we will continue to do that on a combined basis as well. If this is just finance and accounting, we have just under 90 people, I don’t have a chart for our IT organization which is in here and they have just I think around 80-90 people as well, so you know, 160-170 people is what we have today, on a combined basis we will probably need some more people to do that, it is a bigger entity, and we are pretty geographically dispersed, as you see as well.

So just a couple of thoughts here as I finish, and we debated a little bit about that 50 years and we decided ultimately that people put that down because I look like I have been at this for about 50 years, and I felt that way last night, so just a few things to think about and the systems that we run on.

So with that, I will turn the presentation over to Jason Zintak, who is our Executive Vice President of Sales and Marketing. Thank you.

MR. JASON ZINTAK: Thank you, Pete. And good morning, to the Americas and I suppose it is good afternoon to the EMEA region. I am very excited to be here today with you, the I2ers. Particularly since I head up sales and marketing, and we are the go to market face, with my counterparts in services. This means a lot to us, as a company. I am looking forward to, over the course of what will be the next couple of months, working with you towards the integration plan and how we ultimately go to market as a stronger entity.

So I will give you an overview of my organization and essentially how we go to market, but you may see in this first slide our geographic distribution by customers, which is also somewhat similar in revenue. Additionally, I think in studying some of I2s history, you may have a somewhat similar geographic distribution, and I think the opportunity here is that it is obvious that EMEA and Asia Pacific regions are growth opportunities, areas that we might capitalize and growth further. Certainly I know, as it is currently at JDA, my Americas manager would love some relief. So that is something that is an initiative here, as a combined company I believe it just creates more opportunity and strength to do so.

But what I love particularly about this slide, what I like about the synergy that we could have with I2, is the history of what has happened in the last seven quarters, at JDA. You all know that, and actually one of the reasons that our transaction fell through a year ago, is that the economy has had an absolutely stiff headwind against us, and our results from licensed sales, in the presence of that headwind, is pretty astounding compared to our peers. I am an alumni of SAP, spent 15 years in—sorry, 10 years at SAP, five years in the services business, running services companies around SAP, and I know they don’t have that licensed type of growth over the same period of time. So to see the trailing 12 months, to see the pattern of increase, tells you that we must be doing something right, and I know I2 is as well.

More interestingly, also, is actually our share of market relative to the categories we serve, so 71 of the top 100 retailers, 83 of the top 100 consumer goods manufacturers, that Hamish mentioned, reference selling, that helps us every day compete against the behemoths of SAP and Oracle.

A little bit about my organizational structure, it is fairly typical for an applications software company. Tom Durst [phonetic], who is here in the room, where is Tom? Tom is right over here, Tom actually is close by, probably the closest of all of our associates, Tom lives in Austin, and former experiences of JBA and Richter [phonetic] to name a few that are most relevant to the I2 and JDA right now. Brian Mort [phonetic]. Brian Mort is ex-SAP. Brian lives in London, and I believe Brian is either today with Graham or scheduled to be so Monday or Tuesday. David Johnston [phonetic], from Atlanta, David heads up my industry sector, so we actually have sort of two industry go to market business functions, one is supply chain/manufacturing, that is David, and the other is retail, which is Wayne Usay [phonetic], where is Wayne, Wayne is down at the bottom there. Wayne heads up our retail industry sector go to market strategy.

Jeff Varin [phonetic] runs alliances, Jeff is in Scottsdale. Cathy [phonetic]. Cathy, actually a special shout out and thank you to Cathy Kim [phonetic] and to Beth Elkin [phonetic] for all the hard work, from the marketing perspective. Pete, I know your group and I2s group has obviously worked hard and the legal, but under my domain control, Cathy and Beth, I appreciate all the hard hours and I think last night they actually got some sleep. The night before, not so sure.

Steve McNulty [phonetic] represents our Asia Pacific region and hails from Singapore and Nancy Torrance [phonetic] is from Charlotte, and Nancy heads up our government, aerospace, and defense business unit, and that actually comes to us from the Manugistics acquisition and is sort of traditional ERP manufacturing planning product.

And Andy Archer [phonetic] whom Hamish mentioned before, actually the service industries is his sector, again sort of a self-contained PNO. Andy heads up what was the tallis brand from Manugistics, so price and revenue management, price revenue optimization.

By the way, although Nancy and Andy don’t fit into the traditional mold of what is JDA, either retail or manufacturing, independently and respectively, they roughly kick off about 9+ million dollars in — so they have very successful practices and ones that are growing.

This slide here represents the sales and marketing head count, I think two things of interest, again as I mentioned on the first slide about our geographic distribution, I think our employee headcount distribution is quite similar to I2s, and that again presents opportunity, but what is most fun about I2 and JDA coming together, is the fact that we are going to go from 211 to roughly 360, I believe it is, combined sales and marketing. So your 125 strong salespersons, 20 roughly I believe it is marketing, this is going to make us much more formidable in the marketplace, this is going to give us the scale. We don’t have the resources that the SAP and oracles do, but we are a lot tougher and we are a lot better at what we do, and we actually serve very specific niche areas that today is in vogue. So it will be fun to figure out how we are going to go to market in the next few months.

So let me take you through our marketing department and roughly what they do. As you might expect, it is probably somewhat similar to what you do, here at I2 and it will probably be quite easy to integrate the two teams, but what is probably first and foremost on your mind is brand management, what is going to happen to the I2 logo, what does that mean, how are we going to do it? I have seen past proposals of proposed new logos, but the best thing I can tell you, the easiest thing today, is what we do with past acquisitions, and what I have done is taken an excerpt next to the brand management and sales support bullet points, and that is simply an excerpt from our marketing collateral, from our website, if you go there today, you can see that we proudly display the logos of companies that have come in to the JDA family, and actually we have got some lessons learned there. There was a time when we decided hmm, maybe we should just dissolve them and everything should be JDA and we learned a lesson that our customers, the partners, and the general prospect community was looking for those brands pretty soon after we dissolved them, so we brought them back, we believe our portfolio is growing, so we need to represent that, and rest assured, that I2 will continue to be first and foremost a part of our family in our growing portfolio, and we believe, as Hamish introduced, there is great synergy of our companies. We are better together. We need to be together. So we are certainly going to leverage that brand asset that you have created.

Sales support. All the traditional things you might think a marketing department does, we have got 150+ in our sales group, we’ve got 20 roughly in the marketing group, so our marketing group is outnumbered, they work nonstop and I am sure they will be looking forward to some additional team members to work together, but everything from lead generation, direct mail, webinars, presentations, collateral, you know the drill, you know what it takes to go to market. They do it and are a fantastic team. We also work on, and actually is very timely, analyst relations, corporate communications, and then at the bottom, logos which describe our event management, and I will walk you through a few of them, some of them will be very obvious to you. So the one on the left is NRF, the largest retail show of the year. We draw a ton of business from NRF, that is in January, not quite sure how we are going to handle that as a combined marketing event for ourselves or if we will be allowed to, quite frankly, depends on the timing of the transaction. But you are an exhibitor at NRF, we are, and it is something that actually we spend quite a lot of effort in the marketing group to support and put on every year.

Focus 2010 is our user group conference. It is in mid-May this year, and will be in Vegas at Caesar’s Palace, so that I think will be the first even, it will be hopefully official by then, and we can plan together as to what that is.

JDA connect is the same, just different title, it is a user group, but it is EMEA focused. CSCMP and the Apex conference, we see you at these conferences, we know you are familiar with them, again I think it will be a very easy integration effort to co-market our combined assets there. And in fact, I received a call, I have a friend and a colleague that is in business and he was at the CSCMP conference, I don’t knew when was it, about a month ago or so, and he called me and said, “I’m talking to I2 head of sales, you guys should buy them.” And I am receiving texts and I am just sitting there going, “Yeah, if you only knew.” So I couldn’t comment, but it was fun to hear that and he was actually telling me how packed the room was for I2 and what a great event you were putting on, so good to hear.

From an industry team perspective, we have this forum so we can actually be domain experts. As you know, going to market, being credible, being the expert, as you approach your sales prospects or customers, is what they are looking for. In my later years at SAP, it was sort of tough to go to market because I was a generalist, and you never quite were the expert in the room unless you are able to get that resource, which is tough to do at some of the bigger companies. We specifically believed that that is part of our main asset in the company. I know I2 is very proud of your innovation and what you have done, and I think you have the same feeling and sentiment in the company that your deep domain expertise is what makes you different in the marketplace, obviously we are, on our manufacturing side, we are more process oriented and you are discreet and that is why the marriage works so well together.

So we go to market with these initiatives, industry thought leadership, the product messaging, white papers, our industry groups actually work on a lot of our steering committees of client projects, and they offer again that content and knowledge, largely actually many of them have come out of industry as well, so they didn’t typically grow up in applications software, they grew up in industry and are now part of a software company, which makes them further credible.

So I think Hamish did discuss the revenue segmentation. I think we will have the manufacturing slightly outweighing the retail come next year.

So I would like to tell you a little bit about our sales process, that we actually have one, which is a great thing, and we use salesforce.com on the header. You guys use salesforce.com, that is a great starting run, getting started here. So we will be able to acclimate and you are familiar with that process, it shouldn’t be foreign to you. But what I think is interesting in this slide is the first column, under demand generation, and what it illustrates is that we are actually a mature sales program with processes in place, in some younger sales groups that I have worked with, typically the demand generation, at the bottom you see 40 percent from an account executive. Typically it would be more like 80 percent is coming from the account executive trying to muscle it out themselves. We have gone to a more mature model where we sort of have a three-pronged approach, actually four, the inside sales in the right hand column, working to develop leads, nurture them, and get them advanced in the sales cycle, so our business development function is essentially a seasoned sales executive, but focuses going to market more on a campaign, a very statistical data-driven campaign methodology and outbound calling, not on the street per se, but they are actually trying to survey the data, figure out where our target market is, and routinely call back into it to kick up demand. Our CRM program is similarly senior sales executives that are actually assigned to what we might call our top 20 percent prospects and/or customers, to nurture, develop, and become a trusted advisor such that we can glean more sales. So the mix of demand generation is real healthy which actually keeps our pipeline going and active and I think in our Q1 we may have our largest pipeline that we have had in the company history upcoming. So it is a good thing to rely on.

The qualification process is what you might expect, with a more limited resource base, and particularly very strong pre-sales organization, we want to make sure that every opportunity we are chasing is one that is heavily qualified. There is no worse feeling than going through an entire sales cycle, only to realize at the end you really shouldn’t have been in the deal. So it is something I will continue to ask my organization to focus on, and what that ultimately yields is the statistic to the right in the third column under sales cycle, it was—this was given to me by my manager, an 80 percent win rate. I will hold them accountable for that, because it is a great win rate and one that I will expect now of course going forward. But there is no mockery or salesmanship in that rate, we have an 80 percent win rate, and I am sure I2ers feel the same, when you get into a well-qualified deal that fits your strong suit, it is something that we rely on and is actually again coming back to Hamish’s introduction, it is why we win when we go up against the big guys like SAP and Oracle. It is a real asset.

And then lastly and certainly not least is the inside sales organization, again, it is another cog in the wheel, we are sort of firing on all cylinders, and that is that we don’t want our sales force, heavy T&E based, chasing 125k deals. So we have got an army of inside salespersons that again sort of go through very statistical structured approach towards calling customers and prospects, driving the 125k deals and under, and it also helps, essentially be more virtual feet on the street and also introducing the concept of audits, which eventually turns out more license.

Moving on to pre-sales, pre-sales at our company and probably much like your company, it is the nucleus, the epicenter, the absolute bedrock of our company. I was surprised to learn when I got here that our average tenure in the pre-sales organization is 8+ years and so in meeting with our pre-sales group, each and every one of them is a true professional, each and every one has either come from industry or been in industry, quite a long time, and what that translates into is a very reliable sales machine, in fact one that we have to protect in our company because all sales people would prefer them to do the work, they really have great credibility in front of our prospects.

We also have a formalized approach and mature approach within our pre-sales group, which includes going to market with value and solution based selling messages. In this market today, it is not enough to simply show up with a feature function, you are all very aware of that. The corporate community is buying based on value returned ROI, you don’t get through a single sales cycle without proving today how you are going to make that company better, and I think what is also very attractive about JDA and I2 combined is that we can return real value in under 12 months, where a lot of our competitors are typically struggling to get an implementation done in less than a year and a half and if they are, they are probably fudging something.

One testimony to just how strong this group is and what they have become what they are, is their interview process. So to explain it to you, they give every interview candidate a real-world scenario that they might face in the sales process, and we give them a use case, they study the use case, the candidate does, they present to us once, we give them feedback and coaching and we ask them to come back and present again, and what we are looking for is one, their ability to handle the content, effectively doing a more thorough interview as opposed to if your resume looks good and I know your friend and come on board, and the second one, we are looking to see how they handle the coaching and if they could actually improve. That alone has allowed us to get more qualified candidates that actually stick and stay as well, which adds that tender.

And then lastly, we like to continually innovate. So you learn a lot from sales cycles and what we are doing with that is taking those best practices and value workshops as a means of continuous innovation and spreading it across the region within the Americas, across regions, Americas to —, so that we can all get good as we learn every month.

We do have a formal alliances program. That is the one Jeff Verin heads up and you can see we have got a handful of logos. In this year we have announced something called the Alliance Doctrine. The Alliance Doctrine is actually what is our own internal methodology of sort of herding cats if you will. There is a lot of partners out there that want to be our partners, that some are good, some are bad, some are rogue, and the Alliance Doctrine is in effect, something that is a discipline and a doctrine internally at JDA that we have decided as a company, here is how we want to treat the partner community, and think of it as a formalization or just the next evolution of an overall partner program, and some of the things that will come of that and that we have developed are for instance, just a simple scorecard. The scorecard has a lot of data behind it, but we want to actually self-select partners and have them self-select out, so if they are not actually adding value, meaning they are helping us either find new deals, close deals, or implement for successful customer scores, we don’t really want them as a partner, we can’t focus on the 200+, we would like to focus on 20.

And so this program is an attempt to embrace that community and also tell everybody in our company, this is the way we want to act, when we embrace and engage with a partner. And I think it is important because we are only or will be only roughly 350+ in sales and marketing, we can’t deny the fact that partners are an extended sales force. SAP and Oracle, particularly SAP more so than Oracle, grew up through the partner community, they actually drove a lot of business, and we will continue to do the same at JDA with the continual formal process there.

So in closing, I thought I would just share with you some of the themes that we have seen over the last year, we have seen I2, we are happy to have you with us, transportation particularly, we have a product, you guys have a real strong product, we are looking forward to the combined forces of what that roadmap looks—in fact, I received an email, it wasn’t on transportation, but I received an email from a joint customer, CIO, it was yesterday, “Hey, saw the announcement, that is great. What does it mean for us? Can’t wait to get together.” So the tone of his email was actually just encouragement to the deal rationale of why we are doing this.

We are seeing a lot of retailers focus on supply chain. They are optimizing now in this opportunity, trying to squeeze more from the lemon. It is very relevant to both of our solutions.

Interestingly enough, we have seen SAP retail subside a little bit. That organization is in a bit of a world of hurt, if you will. Their products, they’ve had some, Chico’s, is an example of a replacement, where we replaced SAP, and they are actually coming to us now more in a partner environment, not on all deals, effectively they want to figure out if they can do it themselves and once they figure out they can’t, they come to us, but we have seen them more partner friendly to you do this, we’ll do that and we’ll win this business together.

Similarly, Oracle, not necessarily from a partner perspective has basically struggled in the market, sort of simulating acquisition, and I think the major theme and takeaway is that what is selling in this marketplace, what I2 is and what JDA is and represents is optimization technology. Transaction systems are passé. So we have, and this has actually fueled, our license growth, and as you all know, license growth is the number one key indicator to the success, health, and sustainability, of a software company. So to have that trend line that I showed in the first graph, to see the optimization as what is attractive in the marketplace, and then to add, for us, for JDA 165 new customer logos over the last four quarters, yes we get 60 to 70 percent of our revenue from the install base, that is a testament that we have more in the portfolio than we have value, but to get the new logos is critical in this marketplace and particularly over the last economic cycle that we have seen in the year.

So I think we are better together, I am looking forward to it, and with that I will close and pass off to Chris Moore. Chris is my peer and represents the services organization in the company.

MR. CHRIS MOORE: Thank you, Jason. Well, I guess first I wanted to start out by saying, I know some of the other JDA executives in the room share my feeling that it is great to be back. And it is great to see some smiling familiar faces already just here this morning, and we are all looking forward to getting out to the other I2 offices in the near future and seeing lots of familiar, smiling faces there, too.

Secondly, I wanted to say that unlike some of the other JDA executives, who you have met even just this morning, my university of knowledge and experience has been mostly at JDA. I only worked for a handful of companies before joining JDA 19 years ago, so on paper, you can probably think that everything I know about services, I learned at JDA. And that is, in theory, true. But what I can tell you is that through all of the acquisitions that we have done, and I have been involved in every one of them, we have listened, collaborated, and learned a lot from all of the other companies that we have acquired or merged with, and every time added to what we were doing and really raised the bar and delivered a lot more from it, and I think with I2 that we are going to see even more of that.

Of course today we have to talk about services, because I2 is known as a great services company with excellent services offerings, and I wanted to share with you this morning how JDA delivers services today to the marketplace so you could share my excitement about how I think the combined company is going to do it even better in the future.

Well, I think Hamish mentioned this a little bit before. About a year ago, JDA decided to change how we positioned our overall services in the marketplace, and instead of positioning our one off service offerings as different pieces, we took the same approach that we started taking many years ago around our software products, and positioned services more as a solution of offerings, and focused more on that end to end type of concept, or that integrated concept, and today we have under our JDA services umbrella, all of the different types of services that we offer, and I want to spend just a couple of minutes taking you through some of them.

Well, at JDA today, everything starts with strategic services. Our strategic services team typically actually gets involved before a project is even finalized on paper, or even before a customer has purchased our software. They are the guys that go in and figure out how the solution should be configured to best fit the customer’s business processes, and even what business processes customers should change to be closer aligned to best practice. Today, we are also doing a lot of work with customers to figure out what solutions they should actually purchase and how they should implement them and what sequence, and how they should work together, and that really paves the way for some of the other services that we then offer as follow up, one of them being our education services offering. I think JDA’s education services offering today is somewhat unique in the marketplace, because in addition to us having E-learning and classroom training and instructor led training, we also make our full content library available to our customers. So they can purchase all of our training context, which represents hundreds of man years of work, and then they can even pay us to come in and customize it and take those business process changes that our strategic services group has come up with to customize the training to really be the on the job training for those users at that customer using our solutions.

And then of course that moves on to our implementation services teams, those are your typical consultants that do the project management and change management and configuration and other work on the project, and they are the guys that usually take the customer through the go live, and at the same time we also have a very strong technical performance services team, that not only helps with sizing and networked apology up front, for the customer’s potential solutions, but then helps with the optimization of their technical environments later on in the project and even after the go live.

And then about a year ago, as we developed this new umbrella of services too, we started developing our managed services offering, because we felt that one of the things we were hearing from our customers was after the go live it was still difficult for them to maintain their own solutions and that was keeping them from—it was getting in the way from them moving on to the next piece of continuous improvement or optimization, with JDA, potentially.

So we started developing this offering so we could take that kind of work off of their hands, run their applications for them, so that they could do what they do best while we do what we do best.

And then finally, that all leads into support services. Over the last several years we have been building a world class support organization, and we realized through this continuity of all the services that we offer, what used to be perceived potentially as an issue by a customer before, now we can recognize in support services as an opportunity for continuous improvement or additional optimization. I think that is working out really well, and I think with our combined companies you can see how we will really be able to expand on this and really deliver this kind of a value statement to the marketplace.

When customers say why should we go with JDA services, we will tell them well first we are the proven delivery guys. We are the guys that have been delivering those real demand chain results really fast for a long, long time. That is our reputation, and in the future we will be the supply chain company, too.

We also, through this umbrella group now, can offer a connection to JDA’s ongoing value, because even after a customer goes live and they want to settle down, and maybe take a break before they move on to the next piece of improvement or optimization, they will still remain in contact with support and find out about all the great new things that are going on at JDA, in the products, in the solutions, and in our services offerings, and as Hamish referenced before, many, many of our customers are the guys that are buying the new software in the future course at JDA, and that is definitely part of our business model as well. So keep the customers connected, let them know what is going on at JDA and what we found through experience and through all of our acquisitions is that those customers will come back and do more business with JDA.

And then this idea that I just explained about this continuous optimization, staying connected with them, recognizing where the opportunities are, going back and not only helping the customer but setting the path for them and the vision of how they can keep adding to their JDA solutions and continuing to optimize and improve their business, is really resonating with our customers now.

And then finally, with managed services, extending the customers operation, letting us do what we do best and taking that off their hands so that they can get focused on what they do best.

I really believe, today, at JDA, no other company can provide all of this value together, and I think with the addition of I2 services, we will be a combined entity that really can stand behind that statement and challenge all of our competitors to deliver on this kind of value.

Managed services has been our number one initiative at JDA throughout 2009. I just wanted to spend a minute talking about it. Well, managed services, as you can imagine, there is various different services that we offer, again, customers can select any one of these options from us, but we think they get more value if they pick all of the different options, because they all flow together very nicely. Well, of course it starts with transition type services and help desk offerings, and providing 24/7 for a customer in his building or in ours, and then there is some advanced customer support options that we also have, things like DVA services, modification support, custom integration support, where you just kind of be an extension of the customer’s IT staff, and then we have the traditional hardware and admin support services where we will help them support their database, their operating system, their application servers, and we can even host it for them so we can do that all in our building, or they can purchase the hardware, put it in their building and we will either go there or sign in remotely and do that work for them.

And then finally, something we are really building out now, is optimization services, where, in addition to running the applications for the customer, we will take the results of the applications and help them make decisions based on those results. And probably I2 has more of a background in that area, so in the managed services area, you can see how the combination of the two companies is going to be very, very powerful for us to deliver on this type of offering.

I want to talk to you a little bit about our services organization. I think you will find, as I go through this, that there is some old timers from JDA in this organization, and then there is also some new blood that we have brought in from outside of the company, and in most of JDA, we have that combination today, through all the acquisitions that we have done, as well as we have raised the bar and realized we needed to expand how we did something or even how we thought about something, we needed to bring in some outside talent to give us some new energy and some new leadership.

Well, on this chart, it all starts with George Jarzabowski [phonetic] who is in charge of our support services. George is one of those long-time JDAers, he actually was in product development for several companies that we ended up acquiring, and moved into support probably over 10 years ago and has been with JDA since, and our support organization, like all of our services organizations, is aligned regionally as well, so we have teams in the Americas as well as in EMEA and Asia Pacific and you will see that for all the other services offerings, too.

And then Dwayne Kotzen [phonetic] is somebody who we have added just recently. Dwayne was responsible for worldwide consulting at QAD, which is somewhat of a JDA and an I2 competitor. So Dwayne brings a little bit of the manufacturing service offering that we didn’t have before, and of course he has got this worldwide experience and expertise as well, so he is a great addition for our leadership team.

Margine Murray [phonetic] has been around at JDA for quite a long time as well. She implemented a JDA solution probably over 15 years ago and then joined us soon thereafter. Margine is charge of worldwide business development for JDA services and that would include our strategic services team, as well as all of our services sales throughout the world, and even things like our maintenance renewal teams throughout the world.

Joe King [phonetic], is in charge of our managed services group, Joe is fairly new to JDA as well, he came from more recently Oracle where he spent several years there helping them develop Oracle.com which is their managed services offering to the marketplace, so you can see that is an example of where we have brought in the expertise and leadership that we needed from outside of the company to really take a step up in how we brought an offering to the marketplace.

Stan Stoots [phonetic] is I would say longtime JDAer at this point. Stan actually was responsible for customer support at Manugistics and before that the technical services team at Manugistics before we did the Manugistics acquisition, and then he moved into the JDA support group, and over the last couple of years has been running oru product development team within our support group which focuses on taking customer input through support and from customers directly to make minor enhancements to some of the older products that we have at JDA so that they can be directly consumed by our existing customers.

And finally, Gary Meyers [phonetic] has been around for a long time as well, I think Gary started in consulting services and then was in product development for quite a long time, and now he is in the last several years been back in the services organization. He is in charge of our technical services organization, and our performance engineering and optimization group and Gary’s responsibilities range from managing a team of specialists similar to some of the specialized functions you guys have here in your services teams, as well as rolling out our global technical standards across our JDA services group.

And then as you can imagine, in such a large umbrella of teams that perform many different services globally for our customers, we have a lot of initiatives and projects and standardization and methodology going on throughout the world, and Stacy Parker [phonetic] is our project manager that helps keep that all going, inside of JDA services.

Today you have heard about our 5800 plus customers, and more to come, with the combination of JDA and I2, but in our global services organization today we have over 700 associates, so probably about 50 percent, almost 50 percent of JDAs combined team is the JDA services team, we do feel like today we already offer unparalleled expertise and unmatched service, and with the addition of I2 services, we will be a powerhouse in the marketplace, our combined abilities, expertise, and knowledge and experience will just be a powerhouse. With the JDA people in services already today, if you add all that up, they have over 10,000 man years of experience at JDA, with JDA solutions, between work they have done at JDA and out at customers and partners before they joined JDA. We are pretty good at measuring our customer satisfaction through support, about the solution, about the services they received, and about the ongoing support they are receiving, and our customer satisfaction ratings have been over 90 percent for the last many years and in a typical quarter are over 95 percent.

And today, every 2 1/2 days, another customer goes live with a JDA solution using JDA services. There is probably a small handful that go live without using JDA services, and certainly a lot of minor go-lives all the time, where customers upgrade or add a new feature or new function or roll it out to a new division type of thing, but even for the major projects, somebody is going live every 2 1/2 days.

Right now we are undertaking a very large continuous improvement program of our own inside JDA, and a lot of that is focused around learning and knowledge and increased expertise, so you will hear people talking about JDA certification. Over the last several months we have gotten over 400 of the JDA services associates certified on the key products that we have, and by the end of the year we will actually have the entire team certified. The certification is open to our partners as well, so we realize we have to really be the experts of the marketplace and while we are working with those partners, also be able to offer the differentiation to our customers that they would need.

Right now we have had over 68 major project go lives this year through the end of Q3, and we have another 98 projects currently going on worldwide, major significant projects worldwide, so several of those will go live in the coming months of this year, and then more throughout next year. I just share that with you so you get an idea of how big this organization is and how many things are going on inside of it, and this year, while all that was going on, we continue to expand in our Center of Excellence in Hyderabad and today we have about 100 of the associates in Hyderabad are JDA services associates that work very, very closely with their product development and product management counterparts to provide that kind of Center of Excellence that a customer would expect.

And while all that was happening as well, we have had an increased attachment rate on our maintenance coming from our software sales, as well as our implementation services coming from our software sales. So I think that is my last slide.

In closing, I wanted to say that the combined JDA Services Group after the acquisition is complete will be almost 1400 people worldwide, so if the entire company is going to be about 3000 people, that is almost half of that entire company, and if you did the math on one of Pete’s slides from earlier, you would have seen that our combined maintenance and consulting services revenue will be about 470 million dollars, so on the JDA services side alone, we are almost halfway to the one billion dollar goal.

With that, I would like to turn it over to Namita Dhallan.

MS. NAMITA DHALLAN: Thank you. Well, thank you everybody. I would like to reiterate what Chris said. Thank you so much for having us back. I was part of the Manugistics acquisition, so I feel I understand your anxiety and maybe your questions and where you might be and I would just like to let you know that it was actually a very good experience, JDA treats acquisitions more like mergers, and as opposed to a buying opportunity, and I know you have seen a lot of new faces, if you were part of the acquisition and the due diligence last year, but I have been Manugistics since ‘95, unfortunately I did not join right out of college, and bring some expertise from IBM and start up companies and consulting as well, but mainly in software application development.

It was my birthday yesterday and so for my birthday I thank Hamish and Jack for allowing me the opportunity to work with you guys again, so I thought that was wonderful, so thank you.

I would like to tell you a little bit about the product development and product management group. We work hand in hand together. I actually report into Dr. David King [phonetic]. He is the Senior Vice President of Product Development and Product Management. And the way we work is under Dave, he divided up the development organization under Rob Thomas [phonetic] and Tom Drolay [phonetic]. We kind of call it under supply chain and architecture and retail, but since we are selling supply chain products into retail and we are actually selling retail consumer insight type of products into supply chain, it was just a nice way to say, “You take half, you take half, and we all kind of work together.” We work very closely with the product development team and the product management team. We talk all the time. We formally meet every week, where we—because we combined come up with a product road map, a solution road map, we have a high level product road map that is public two years out, I did have one that was three years out, but it just—three years out, the whole world changes right? So we have a two year product road map, and our development team, you have heard about our Center of Excellence, we have many associates in our Center of Excellence. We actually have development organizations around the world based on different acquisitions. We tend not to close the office, because then we lose a lot of expertise and so we have learned to work virtually, we have learned to work around time zones, and I know you have as well, so I am sure we will be fine there.

Our development methodology is one of an agile development methodology. It is an iterative development methodology. We don’t do requirements for three months and then code for nine months and system test for three months. We did used to do that, what we found is sometimes you end up in system test and there is a large design flaw. So it is iterative, we do sprints, and so a sprint team is combined of product management, product development, functional architects, technical architects, and they come up with a two-week and three-week sprint of what they are going to deliver, and then you show it. And what is really nice about that is as we are going through our development cycle, not only does the product manager get to see it, the development directors get to see it, sales gets to see it, marketing gets to see it, our customers get to see it, and so at any given time we can show you what the product is, especially if it is a user interface, you can see the buttons being added, the colors being there, the functionality, but even in algorithms you can see different functionality being added and so what I found in learning about the I2 development methodology is that whether it is called agile or not, it is similar.

It is an iterative development because you are working with your sales and your customer team and you show them what, whether it is a month in and you show them and you get feedback, so I think we are going to be great in that, we tend to use the same type of source code control and defect tracking and things, and so I think it is going to be a great coming together.

So what I wanted to do is take you through actually a little bit of the JDA product sets, I am not sure whether people are familiar with what it is we do, some people say, I know Jason mentioned the brand recognition, but if you haven’t heard of JDA and you think we are just retail, we are not. And we started 20 years ago, in retail, that was the heritage, but as Hamish mentioned, in the past 10 years over—through the acquisitions and through organic solutions as well, we have an entire solution suite. But I will say, we tend not to build products just for building products, and we tend not to certainly develop technology just because it is latest and greatest and our development people—now it’s JAVA, now it’s AJAX, now it is this, now it is that, because we put our customer and business problems at the forefront. No one wakes up and says, “I need to buy me some technology today, give me four million of that.” What they say is, you know, I’ve got global volatile business conditions. Hurricane Katrina taught us that. I might have a port go down.

I need to do risk management. I need to be able to track every single material in my bond and which vendor has it and where is it so that if there is a recall of a particular raw material, I can track which products it is in.

I have green initiatives, I’ve got multiple supply chain models. I’ve got longer cycle times. What can I do? And so they are not coming an asking us, “I need a forecasting solution,” like they were doing even 15 years ago, they are literally just coming to us and saying, “I need to compete with Wal-Mart. I need to compete with J&J, and I am number two in my market. Help me be number one.”

On the demand side what we are seeing, in order to appeal to every consumer that they can and bring that business in, the product proliferation, how many—one of our largest manufacturers came and said, “Do you know how many salad dressings we have?” And as a consumer I said, “I am aware.” And he said, “But we have to have it all, right? We have to have low fat, non-fat, raspberry, organic, no walnut, all sorts, we have to have it all, because if someone comes in and it is not there, they are going to buy something else. But help me to know what to do with that.” There are more channels, markets, used to just be stores, right? Catalogs. Now there is the internet, people are buying things, eBay, all over, and how do you know what to do? So let me tell you in terms of the type of industry challenges that we are going after, they are similar to yours. I know people come to you because of your domain expertise, your supply chain expertise, right? I don’t think they are coming any more saying, “Help me—” I’m sure they are, some people still do of course, “Help me bring my—I need to get more out of my plant manufacturing,” but really what they are probably saying is, “Help me know which products to sell and get it here faster and cheaper,” right?

So the capabilities that we are working on, and I won’t go through all of them, but in general, they have to do with one synchronized view and demand. To us, demand is not just the forecast. Demand is everything that goes into that demand signal. The price point. A promotion. How do you get people into the store, what is the demographic that you are going after, and so everything that goes into understanding what that demand signal is, and then using that to drive all of your planning and execution. Market driven product assortments, right? Because you want to be able to appeal to the consumer and the demographic that you want and it needs to be localized, it can’t be a national market, it can’t be a global market, maybe it should be in some categories, but in some not, and help me know what that is.

With the market driven product assortments and localized assortments comes a type of scale, that is unmatched now, because everyone wants to do store level. What do you do then? What kind of technology do you do, so it is not that we are not technologists, we are, but we will use that and we will use our expertise in that to solve a business problem.

Integrated planning and execution, an end to end supply chain plan. Visibility into the inventory, visibility into the raw materials, the market, visibility into everything, right, and I know you have a very strong visibility layer across your foundation as well because people want to see not just what is happening in their function and in their silo or even in their enterprise, but what is going on in the trading networks surrounding them. And so these are the type of capabilities that we make sure are in our solutions set. And what I would like to do is go over the things that drive our solution road map. There is a lot that goes into our solution road map, customer commitments and where we want to be, but in general there are five major themes, and one is that one view of demand. Another is integrated planning and execution, optimization. Not just an automation of what is going on, but optimizing what is there, from planning to execution, improving the visibility and productivity, so visibility of course, but productivity for our planners, productivity in the entire supply chain. We do take into account, as we develop solutions, that our customers are saying, “I might need to reduce my workforce, so what can you do to help make your solutions easier to use?”

“I now have 2.5 million items and I am not going to increase my planning staff from the 10 people that are there. They can’t look at that many products,” so you run and you just bring up an exception, or just take care of it for us. Right? I know you guys do the same thing. And that is what we look to do as well. Streamlining logistics. Transportation and logistics costs are probably at the forefront of every one of our customers, and how can they streamline it. What should they do? Where should they be building things? What is the best mode to get products to the consumer? And then responding rapidly to market reality, so not just a plan, but what is happening now, what just happened, what is going to happen, and what should I do, and then just automatically do it. Right? And that is where we can take our experience because we have been doing this for over 20 years, and we know what planners should do, so why bring up an alert and ask a planner to do something, in many cases we can just make it rules driven and off it goes, and that is what our customers are looking for.

Let me give you an example of these five things and how it affects our solution roadmap. We have product sets that encompass everything from network and inventory optimization, so network design, inventory optimization, knowing what the inventory level should be everywhere in your network, from master planning, manufacturing scheduling, replenishment and distribution systems, allocation or transportation, certainly merchandise operations, the core heritage of JDA. Merchandise management, and assortment management, pricing, promotions, space and category management, that is laying out a floor plan, laying out a shelf plan, and then collaboration. So let me give you an example of how our solution sets work together to give you the one synchronized view of demand driving a consumer driven supply chain.

So space and category management, like I mentioned, helps you create a floor plan and a planogram. So if you walk into any store, be it grocery store or department store, they lay out what the shelf should look like. What they are saying is not one size fits all, I want to be able to have a planogram per store if I want to, so one of the key innovations that we came out with a couple of years ago is an automated planogram generator, so we can help them create thousands of planograms, within hours, and this used to take them one planogram per few days, but what we also did is we had it connected to the forecast, so in the heart of it all is our demand management solution.

So you come up with what is—not only what should the items be, we have a solution that helps them know, remember, back to the salad dressings, which ones are your best sellers, which ones should be at eye level, you do know that the ones they want you to buy are right there and the ones they want your kids to buy are right there, and that is all done through the science of space and category management. But which products should they be selling, help me with my product proliferation, where should it be placed, take into account the demand forecast, do I need more on Mondays, do I need more in the summer, maybe you do more raspberry walnut dressings in the summer or something like that, help me drive the planogram from your forecast. Then use that in your replenishment, so ours are integrated. The forecast, the planogram, integrated with our replenishment so it is feeding the forecast, we also know that not only should you make sure that a product is on the shelf because it is running out or about to run out, but because consumers like to see a shelf be filled, and so a presentation space minimum and maximums need to be taken into account and our replenishment solution does that. We have also combined it with our workforce management system. So that if you know that a new planogram needs to be set up, based on the forecast, based on the replenishment, make sure you have the right number of labor in your store to be able to pull all that together.

This is one example of what I am talking about, an integrated planning and execution, all based on a consumer driven demand.

We do have an architecture similar to yours. We call it the JDA enterprise architecture, it is a J2EE based architecture. At the heart of it all is meta data layer, that is how we define the schemas, the tables, the business objects that are involved. We use that for the service calls that we have. On top of that, one of our key differentiators in the market is a grid computing facility, it allows us to have unparalleled scale. That is how we can do the retail level, the type of skus that a retailer has is beyond what—I come from manufacturing, so I thought Unilever had a lot of products, imagine all those products in a whole bunch of stores and so you just multiply that all out, and what they are saying is I want to be able to plan globally, I want to be able to plan it every night, I want to be able to plan it every hour if things change. And so what we did is we created a grid computing facility that you give us as many skus as you want, I’m sorry, CPUs as you want, and in fact, give us all the CPUs and your employees and we will run across and divide up that processing across that and it really does help us.

We will go over all of this in great more detail in the upcoming months. I put this up here not to show you, “Look at our architecture,” I put this up here to show you that we are a solo based meta-data driven J2EE architecture, so very similar to your own technology, it is going to be great technical synergies, I look forward to combining it with your forte in terms of the ABPP, so I think that is why I show that, there is a lot of synergies there.

So you are probably wondering how we come up with the combined roadmap. We will, and we will do it together. I am not going to come up with it on my own, we are going to do it all together, at the forefront we will make sure that the combined solution roadmaps meet customer commitments. One of your guiding principles, one of our guiding principles, so together, is customers come first. So we will meet all of our customer commitments, we will address market needs and gaps, and we will support and enhance all of our solutions. We will make sure that our customers protect the investments that they made. That is at the heart of our—of everything that we do.

But in general, I just want to make sure that you realize that we will come up with this solution road map together, and collaboratively. Thank you.

MR. BRIAN BOYLAN: Thank you, Namita. Good morning, everybody. I know it may not be readily apparent because the announcement is only 24 hours old, but this is going to be a very exciting time to be an associate in this combined company going forward.

When you listened to Hamish earlier talk about the vision for this company going forward and the fact that we are going to be a billion dollar company in the next three to five years, that is a compelling vision that I am confident that every associate is going to want to be a apart of.

So what we wanted to do here in this part of the presentation is just talk to you a little bit and reacquaint you a little bit with JDA’s culture, talk to you a little bit about JDA’s cultures from an associate perspective, talk to you a little bit about what we learned about you, last year, as we went through this process, and what this whole combination means for associates going forward.

At JDA, we are committed to being a high performance organization. And what that means is that we establish goals that are very aggressive, we communicate those goals to everybody throughout the organization to make sure they know how they fit, what their contribution is going to be to that goal, we then hold ourselves accountable for achieving those goals and measure ourselves against them, and then we reward our associates, when we achieve those goals, and throughout the course of the year we also recognize our people, and our associates for their contributions towards those goals.

Our culture at JDA starts with our guiding principles. This is the principles that our associates live by day to day in their operations, and this is the foundation for how we get to be that high performing organization.

So it is three simple phrases, with a lot of meaning in them. So the first of our guiding principles is that we are empowered to do what is right for JDA. That means our associates are empowered to act, to make decisions, that are in the best interest of our customers, our associates, and the company as a whole. And you see that every day, in the way that our associates act. Whether it is a support services associate, in our Shanghai office, who spends the weekend at the office, making sure that she addresses a customer issue that is keeping them down, or whether or not it is the pre-sales team here in the Americas coming up with a real creative way to present our product solution to a potential customer, positioning ourselves best to win that deal. They know that they have the ability and the authority to make decisions and to act.

The next of our guiding principles is that we are effective when we work as a team and act with integrity. We have 1800 associates in JDA right now, all outstanding associates, but we know that they can do extraordinary things when they work together as a team. Last quarter we won a very large deal over in Asia Pacific and it involved teamwork and input from associates in different regions, in different departments across different timelines. No one associate could have closed that deal, but that team working together made JDA a success there and so we promote teamwork throughout the organization.

Acting with integrity at JDA means that we meet our commitments, whether it is a commitment made internally, to our associates, to ourselves, and meeting our goals, or whether it is meeting our commitments to our customers.

The last of our guiding principles is that we are excellent when we are innovative, when we challenge each other, and when we recognize our successes. Innovation is the heart of any software company. You know that very well here at I2, we know it at JDA, and we promote innovation in a number of different ways, including our excellence in performance process.

We also recognize our successes on a regular basis, in a number of different ways, including our JDA proforma process, and through our quarterly meetings. The other thing to note about our guiding principles is that your core value statements have some of the same words that are in our guiding principles, so you also promote teamwork, you also talk about integrity, you also talk about innovation in your core values, so there is already a lot of similarities in what is important to you and what is important to JDA.

Another thing that is very important to JDA and is part of our culture is our commitment to our associates development and improving their expertise levels. Hamish is frequently talking about the fact that when customers make a decision to purchase JDA, they always say that the reason they have done it is because of our associates, their expertise and their knowledge, and so at JDA we don’t want to stay static with those expertise levels, we want to make sure that we are continuously improving those expertise levels, because we really know that it is a competitive differentiator for us. And so Chris talked a little bit about our certification process, a little bit earlier. We actually require all of our associates to have at least 20 hours a year of continuous learning and development and in some departments it is even more than that, and we focus in two different areas, we focus on our product knowledge, and we focus on our more general business knowledge, and as far as the product knowledge is concerned, we measure that through those product certifications that Chris talked about, and right now we have more than 1650 certifications in JDA. And this year alone we have had more than 700 certifications passed by associates at JDA.

And we have established goals for ourselves so we are not just saying we want you to improve, we established some goals as we mentioned before, so that we are tracking how we are improving in a real-time manner. And this year, for the second half of the year, we established a goal of improving the number of certifications by 10 percent and we are well on track to achieve that.

And finally, another example of our commitment to associate development is that it is a key part of our overall performance management process. We do performance reviews twice a year at JDA. The second time that we do it, in July of each year, it is almost completely devoted to associate development, so putting together the associate’s development plan for the next year with an eye towards where they want to go next in their career at JDA is critical to us.

Another important aspect of our culture at JDA is the culture of recognition that we have built up over the years. Five years ago or four years ago now, we put in the JDA proforma process, and this is our peer to peer recognition process that allows associates to recognize their fellow associates for extraordinary performance. And so they go in to the system and they write essentially an email to the associate and to the other associates manager, recognizing them for their particular performance. And in a little over four years we have had now 10,000 nominations. In the last two quarters we have gone over 1,000 nominations in each of those two quarters, and that is a terrific testament to the fact that this program and recognition in general has become part of the culture at JDA. And we recognize both individuals and teams as well. And each quarter, when we look at all these nominations that are put in, we pick four quarterly excellence award winners, and senior management team goes through these nominations and when you look through them and see what associates have said about their fellow associates, it really is truly inspiring. And again, the fact that our associates are taking the time out of their busy day to put in that recognition for their associate is also very inspiring.

Another part of that JDA proforma process is that those quarterly excellence award winners that we pick get the opportunity to contribute a thousand dollars to a charity of their choice, each quarter. And that is just one aspect of how associates at JDA give back to the communities in which we are involved. Every quarter there is something going on in some region, some office in JDA, where they are working with the community and giving back. In the third quarter of this year, these are just some examples, and you can see that associates in Aztec, in Hyderabad, in EMEA, and in Scottsdale, were all involved in one way or another in giving back to the community. And over the last five years, JDA and our associates have donated just about a quarter of a million dollars to various charities throughout the world, and that is a real sense of pride for JDA associates.

Here is just a couple of pictures of our associates working with volunteering at a school for the blind in Hyderabad. And also having a little bit of fun and dunking some of our senior executives as they were raising money for the Humane Society in Scottsdale.

And so all of these things that I am talking about result in a very high retention rate for our associates at JDA. You see that this year we are running at under five percent in terms of turnover rate, and that is clearly outstripping any industry standard, and I know that you would say that the global economic crisis and the fact that companies are laying off is also contributing to that, and there is no doubt that is an element of it, but we are very confident that it is the atmosphere that our associates create, that our management creates, that really helps JDA maintain such a high retention rate.

We also wanted to just briefly show you a snapshot of where we are right now with our headcount, and also compare it to where we were last year at this time as we were going through this process, and I know it is a busy slide, there are a lot of numbers there, so I will just call your attention to the gray shaded columns on the right, which have the totals for the 2009 year, right now we are a little bit over 1800, last year we were a little bit over 1700. So while a lot of companies are reducing their workforces, laying off people, JDA is adding people. JDA is growing. And that is a great message for all of our associates in the combined company going forward.

And as in any acquisition there is inevitably going to be some synergies, and some reductions in duplicate areas that we have, long-term this is going to be a powerhouse company that is going to provide growth opportunities for associates and those numbers are going to increase more than 3,000 next year, as Chris talked about, and well beyond that as we execute on the growth strategy that Hamish talked about earlier.

The average tenure of a JDA associate currently is 5 1/2 years. We have done a significant amount of hiring in India in the last year, if you exclude all of those new hires, it is about 7 1/2 years. So again, we are growing and there will be tremendous opportunity for continued growth going forward.

We also wanted to talk a little bit about what we learned about you last year as we went through this process. I think that the thing that stands out to most of the senior management team who were going through this process last year is the fact that there are many more similarities between I2ers and JDA associates than differences, and these are just some of them, the observations that we had. We observed that you have a strong commitment to customers and a strong work ethic. You have a culture of innovation, like we do at JDA. You are committed to keeping your skills fresh. You have a desire for continuous learning and growth, as do we, and willingness to share your knowledge. And also, and I saw first hand your involvement in the communities that you are involved in.

On a personal level, I did have the opportunity to visit many of the offices last year and to meet with many of the associates. And it was clear in all those interactions that I had, that these attributes are common throughout I2.

And so finally, what does this acquisition mean from an associates perspective? Well, it means as you see here, we are going to have an organization with 3,000 quality associates with similar values and commitments, all committed to making this a more successful and bigger company going forward. We are going to have 3,000 associates who are willing to share knowledge, people who you can turn to and ask advice, we will have new opportunities for growth and development, we are going to have opportunities to learn new products, new processes, and improve our expertise levels and knowledge levels and provide opportunities for career advancement. There is going to be an opportunity for a growth track in the technical associates so that they can continue to progress into more senior levels in the organization, without giving up their technical focus, and again, more opportunities for recognizing the extraordinary performance. So rather than talking about 1,000 JDA performers a quarter, after the close of this acquisition, we will be talking about 2,000 nominations a quarter.

And then finally, having an associate base that is second to none in the industry in terms of our expertise levels and what we can offer to our customers.

So with that, I am looking forward very much to working with you during this process, and welcoming you as associates of JDA on the day of the close and we are very much looking forward to bringing in the knowledge and the expertise levels that you have, and adding it to what we already have at JDA. So, thank you very much.

MS. SUE HOLSTAD: Now that we have all heard and learned now great this combined company will be, the next question everybody is probably asking is, “How are we going to get there?” So I am going to take a few minutes just to bring you up to date on the process that we are going to follow to create our integration plan, to get us to that new combined company.

We are going to have a few organizational objectives as part of our integration planning process, the first one is to integrate to a combined company quickly and efficiently. We have found in the past that if we do an integration we want to make sure it is done quickly so we get all the angst behind us and we can move forward as a combined company. The other target that we have is to have ourselves operating as a single company on the day one, on the day of the close. So that again, we can move forward and be our combined company.

The biggest thing that we have going for us with this integration process that we are going to be going through is we have all of the work that was done last year, we have kept all of that information, so we have a baseline to start with, so what we need to focus on would be any changes between the two companies that has occurred in the past year. We don’t have to start from square one. You have heard a couple of times that the executives have talked about seeing faces that they had seen a year ago, well, we also have all of that information that we gathered a year ago, an that is going to be available to the integration planning teams, so again, we are not starting from square one, and hopefully this will be a lot smoother process.

We have a couple of guiding principles. The first one is going to be that are respectfully going to communicate and collaborate going through this planning process. We heard last time that there was a feeling that it was a one-way street as far as communications and questioning, this time, again, we are going to learn from our mistakes, and we are going to make it a more collaborative effort and make sure that there is communication going back and forth, and it is a two-way, collaborative effort, coming up with our integration plans.

We want to minimize the impact to the business. We don’t want to have all of a sudden meetings scheduled without being planned, we want to make sure that we have plans in place so that we can work according to everyone’s schedules, so that we are not negatively impacting the operations of the company and specifically our customers.

We do consider that we are under a non-disclosure agreement, but we also do recognize that we are competitors until the close. So we still have to be careful with information that is being shared.

This is the integration team structure, there are three levels to this structure. The bottom level is where all of the work gets done, and these are with functional teams. So for every area within the organizations, for example, accounting, HR, product development, and if I didn’t name yours, I apologize, but you are in that group, there will be a group, a team defined that will have members from JDA, members from I2, members from the IT organization to help with the application integration, and a representative from HR, and that team will be responsible for coming up with the implementation plan for their area of expertise. We will have quite a few, I think there is about 29 of those different project teams, so quite a few functional teams.

The level above that is senior sponsors, and this is where we will have an integration team and this will include associates, senior team members from both I2 and from JDA, so there will be that collaborative effort at that level, we will talk about the progress that is being made by the functional teams and we will also talk about issues that either company might be having with the whole integration planning process. And then at the top will be the JDA steering committee, which will be the ultimate guiding for this integration process.

If you were on these teams last year, we will use the same people from JDA perspectives, if at all possible, to be on these teams, so we are not retraining and relearning the I2 process. So the timeline that we have in place right now, we are going to kick it off, here we are, kicking this off, we are going to get our integration plans, they are to be complete by the end of January, on the 22nd. On February 4th we want to have our day one details complete as well as our communication plan. Day one details are more internal, there is a lot that has to happen on day one, as we move into being a single operating company, and that has to be very detailed out, and then we also want to make sure that our communication plans, both internal and external, are well-defined so that again we are communicating to our customers and to our associates as we move into being the new organization.

And then finally, the close date, we are expecting it to be sometime between February 8 and February 15.

Ongoing communication. One thing that we learned last time too, was that we didn’t communicate enough to the IT associates as we were going through the integration planning process. Now granted, we can’t share all of the information, because we are planning, but what we are going to do is on a bi-weekly basis there will be an update sent out to all associates on the JDA side, as well as on the I2 side as to the progress that is being made by those functional teams. We also will have internet sites on both the JDA side and I2 side where we will have the presentations, for example this presentation, and we are in the midst of finalizing an FAQ—frequently asked questions document that will be out on the internet site, so that you can go out there and if you have a question you can look there to see if the answer is there. If the question isn’t there, there is an opportunity for you to submit a question by either the integrationteam.I2 or .JDA, so use that opportunity, use that vehicle to submit some questions that you might have.

And of course we will have press releases and the normal information out on our respective internet sites.

So that is where we are going to go over the next three months, it is going to be a lot of hard work, but again we are starting with the basis and a lot of information that we gathered last year, and we need to just be focusing on some of the changes, we need to inspect the plans that we came up with and adapt those to whatever works for us this year. So I look forward to working with everybody, and I will turn it back over to Hamish.

MR. BREWER: Thanks, Sue. By the way, she didn’t introduce herself, but that is Sue Holstad, and she is responsible for—she is essentially our project manager for this whole process within JDA.

So, we received a number of questions. I am hopefully going to get some questions here in the room, and just to remind everybody, you can submit questions and they will end up on one of these printed sheets here in the room and we will try and answer them for you. So I will just start going through some of the questions we have received.

What are some of the key differences in I2s and JDAs sales and marketing strategy and what makes it successful for JDA? What I will do is I will speak a little bit about my perception on some of the differences and then I will just ask Jason to maybe come and talk about his perspective on the JDA sales process, given that he wasn’t here last year, it would be unfair for him to try and contrast the two.

You know, I think that when you look at the I2 customer base, clearly there has been a strong focus on really big ticket deals and large customers, that has really driven the volume of the I2 business over the years, and clearly what is distinct between our two sales processes, and maybe you saw that in Jason’s presentation, is we sort of go down into multiple layers below that in terms of we have selling processes which are designed around our ability to close 50, 60, 70, 80, 90 transactions a quarter, with our customers, and those are the significant sales opportunities. We also do a couple of hundred transactions a quarter on just add on seats and stuff like that. I think probably one distinct difference between our two sales processes is just the volume, JDA is more of a volume business, obviously it shows in our customer count as well with 5800 customers, and I2 is more historically been focused on a smaller number of large transactions, typically to larger companies, so I would say that is definitely a key difference.

In recent times with I2 there has been a very strong services focus, in terms of how to promote and sell the I2 value proposition in the marketplace, whereas I would say that JDA has stayed with more of a traditional sort of software led process and even though we do of course have a major services organization as Chris described to you, so I think that probably in terms of emphasis, the focus within JDA has been more on the traditional selling software to drive maintenance to drive services, rather than going out and promoting services as our lead driver in our selling approach going to market.

But Jason, I don’t know if you just want to come and talk a little bit about why you think our sales process is successful?

MR. ZINTAK: Sure. I mentioned a little bit and I took you through our sales process, but I think it is successful simply because we put a lens on it and it is very data driven, so we are not going to rely on managers and friends and hearsay, in fact, we just keep ourselves honest and accountable through the data. Things like salesforce.com help us do that and we take the data that is extracted from salesforce and take it to the next level, relative to analyzing where we are performing well and not, so I know what regions for instance have strong pipelines to back up and deliver on the forecast commit, and we adjust accordingly and budget accordingly. And motivate accordingly, and I also had the opportunity two days ago to be on a call with Jack, and we were closing and preparing and I asked, what is the tenor and mood of the sales function, sales and marketing here at I2, I don’t presume to know it, and I won’t, and he said, “Actually, we have gone through a bit of a transition, so a compare and contrast is that perhaps we were a little bit more historically a consultative, big-ticket, almost consultants selling the end solution and we have tried to build more of a pre-sales organization as we have transitioned the product.” So I look forward to understanding what you have as your assets, I will not prescribe anything before I diagnose, rest assured, in fact, just an anecdote, and a lot of people coming into JDA are saying, “What is your plan, what is your plan, what is your plan?” I don’t know. I have to first assess, so I look forward to—in fact, I have a meeting this afternoon, I look forward to doing more of that.

MR. BREWER: Thanks, Jason. The next question is how does R&D, especially new product development, work at JDA and what differences do you see at I2? Your comments on the positives and negatives of each. That was for Namita.

MS. DHALLAN: I actually covered that in my section.

MR. BREWER: That is a typical R&D answer, read the manual. She already said it.

MS. DHALLAN: No, that is why I went through, I added the data on our development methodology and being agile. Do you have any further questions?

MR. BREWER: Okay. No, that will do. Thanks. For Brian. What are your thoughts on employee motivation, performance and recognition? I think Brian you spoke a little bit about that, I don’t know if there is anything in addition you would like to add to that.

MR. BOYLAN: I don’t—

MR. BREWER: Okay. Here is a question that you should answer then, how does JDA spot a lack of commitment of an employee since that may affect others, especially if he is in a managerial position?

MR. BOYLAN: Well, again, I think that we have a very strong, robust, performance management process. We pay very close attention to our associates, their development, whether they are engaged or not, whether or not they are performing at a high level, and we will take aggressive action to address any issues that are not in the best interest of the company. As far as our engagement levels, I did not mention in the presentation, but we were recently named one of the best employers to work for in Arizona and that speaks to the level of engagement that we have among our associates, so they are at a very high level and we are very proud of that.

MR. BREWER: You might want to mention the 360 as well. We have that review process that we do.

MR. BOYLAN: Yeah, we actually got a question last night during the session about whether or not we use a 360 review process, at JDA. And the answer is yes, that we do use it and we use it more in terms of developing associates and providing them with feedback from a number of different people, peers, bosses, and subordinates as well, so they get a good 360 degree review of their performance and how they can improve upon it and we have found it is a very effective tool and we intend to use it more frequently going forward.

MR. BREWER: Okay, the next question is are any offices earmarked for closing and consolidating? We are not going to be in a position to be able to talk about which offices are going to be closed or whatever until after the transaction closes, there are basically certain topics like who is going to get this job, am I going to keep my job, which executives are going to have which roles, which offices are going to remain open, which products are going to be listed, de-listed, adjusted, you know, whatever—

all of those topics are unfortunately unanswerable until after we close the transaction, and the reason is because in this interim period, we are not allowed to do anything that would disrupt the ongoing business of I2, and we don’t want to. And making those kinds of statements would be disruptive to I2s business, so we are not going to do that, but where we can say things, like for instance, we are going to keep the Bangalore office open, we are going to keep this Dallas facility, we can say those things, we will, because clearly that is not disruptive to your business to say that.

In what areas will the cost savings measures be focused as a result of the two companies desire to have an off shore presence and how will that be managed in the combined company, what are I2s corporate values and culture, and how do these measure with JDAs, and where will the corporate head office, or the combined company be located? Well, long question.

So, corporate head office will continue to be in Scottsdale. Where will the cost savings come from? They will come from across the board and largely it will be focused on area where we have duplication of activities. Clearly we don’t need to do stuff twice, in the last year, I know that the I2 business has made some changes internally, it is more efficient business today than it was a year ago, you look at the recent results of the latest quarter, it shows that, the company is more profitable, it is stronger, that is one of the reasons that at JDA we felt very comfortable paying more for the business today than we did a year ago, so you have already done some work to improve the efficiency in the business, but what you can’t do obviously as a stand alone entity, is eliminate duplication, because you don’t have it, but we will be able to do that, when we bring the two companies together, we will be able to eliminate some duplication and that is broadly speaking, where the cost savings will come from. What else was there? Corporate values I think Brian spoke to those, and desire to have an off shoring presence, yes, and in fact a longer established one than we do with the Bangalore office.

When we terminated the acquisition process last year, we were required to give all data and information to legal. How much of this data will you still be able to leverage for our teams in the process this year? Well, hopefully you heard from Sue, it is all there, it was all stored, and is now going to be made available again to the associates who are going to be involved in the planning process so we can start from where we left off.

What about the 20 million penalty that was paid last year, do we get that back or is it applied to the purchase price? Well, yes, I believe I had a chat with Jack and according to him he has still got the 20 million in the bank, so it is still sitting there, so I guess that is the good news, among a load of other cash as well. Obviously that was a JDA question.

What are the chances that the merger may not go through this time? Is there a clause this time to withdraw from the merger without penalty? I don’t know where that would have come from, but the chances of the merger not going through are extremely remote. We have put an enormous amount of effort and time into the deal structure, if you were able to follow what Pete was describing earlier, hopefully you get that sense, but the bottom line is we have tried to make this thing as water tight as possible. Frankly, I think the only way that something could go wrong between now and the close would be, and I can’t predict this, if somebody were to decide to come in and offer a superior bid to what JDA is offering, that is always a possibility, but with that exception, I think it is very likely, based upon the response we have seen from the market so far, that JDA shareholders and I2 shareholders are going to support this transaction and we have the infrastructure in place, we have the financing commitments in place, I think you can assume that this thing is going to go through, working on that assumption.

When we terminated the acquisition process last year, we were—oh that is the same question about giving all the data to legal.

Applying lessons learned from last year’s acquisition process, what changes, if any, will be made in terms of rules of engagement this time around? Well, I think what we are going to try and do, as I said a little bit earlier, is we are going to try and really focus on more effective two way communications, more collaboration, and one of the things we are going to work on and we have already started talking about it, is let’s see if we can create a clearer framework for allowing everybody, whether you work today for I2 or for JDA to understand what information we can share during this process. I think one of the problems last time is that we gave some guidelines and some sort of do and don’t statements but they were a bit high level, and it was difficult sometimes for individuals to know whether or not they should be talking about something, and so maybe the erred on the side of saying nothing, or maybe whatever. I think there was some inconsistency so we are going to really try and work to build a clear framework for what information can and cannot be shared, so that the process can run smoothly, and my definition of that would be that we don’t ask questions that the other side can’t answer and we don’t provide information that we shouldn’t be providing. That will, in my opinion, result in a smoother transition process. And we are going to try and support that, as I said, with more proactive communication, two-way communications, and collaboration.

A question for Jack. If you were to execute operations of the combined post-acquisition entity, what would you stress to achieve maximum growth?

MR. WILSON: Can I change the premise?

MR. BREWER: Yes.

MR. WILSON: How about if I were a 36-hour old JDA, what would I hope that the combined company focuses on? Is that fair?

MR. BREWER: That would be very fair.

MR. WILSON: The first I would tell you is the comment you made about it all starts with a license, that is a realization that we have come back to at I2, that is where we were in 2000, and between then and now we have experimented with many or tried different things, we have tried being more of a technology company because of the very strong technology component. We have tried being a services led company because of the very strong services component, but what we have worked together and recognized this year is as Hamish said, without license the whole process doesn’t start. Our issues around maintenance are what is coming in the top, not losing customers, but we are not putting enough new licenses into the top to keep that robust thing growing. Our services, 97 percent of our services are around, after, behind, on top of, a license sale somewhere, and so we realized this in the first quarter this year, we have refocused on being a licensed software driven company as a first principle, we have changed the sales organization, changed the whole organization, and have been all about re-populating and expanding our sales organization and rebuilding pre-sales and I would say that the combination with JDA advanced that probably two years or three. I think that is very good. But I think focusing on that or ensuring that all moves forward rapidly would be number one.

The second point is entered around services. As Chris talked about, there is a large, large services organization in the combined entity. With my heritage of coming out of a services organization, I get up in the morning thinking about build ability, pyramids, that sort of thing, and there is a pretty big difference between today JDA and I2 and I suspect there is a very significant difference in the profile of the projects that we are trying to staff across the two different companies, and one of the things that you will realize, when there is a larger group of people, and you have more density in skills, more density in geography, you will get an uplift in the things like build ability just from that scale. I think as we also talk together and look at the learnings and new approaches that are going on inside JDA and what we are doing inside I2 and looking at some of the different best practices, a list of a few percentage points in build ability, just plummets right to the bottom of the line at no cost. And one thing I hate as a consultant is you work hard to hire and skill up and it evaporates every hour, there is nothing worse than an un-busy consultant. I think that will happen right away just a result of the scale of bringing it all together, and I think again as a shareholder, the area that I would really love to see us work hard at is in the services area, this terminology issue between the optimization services, managed services, we need to be very careful that we don’t talk past each other in this area because we call things a little differently, but I believe the world is ready for a whole different paradigm of license sales and project delivery, they are ready for cloud computing, infinitely variable, available computing, same thing with storage, and they are looking for projects that don’t take five years to drive benefit. They are looking, and with the application footprint that JDA has in the end, with the skills that we have in the services side, I think what that scale will let you do is develop specialization faster in what is a truly very different business model.

IBM and CBAY, EDS, HP, ACS, call of those companies learned that selling five year outsourcing—business outsourcing deals is very different than selling a five month project. Doing one is extremely different and often takes a different kind of people, but I think there is—this organization on a combined basis is extremely well positioned to get in on the front end of that curve and drive from scale, and add that really as a whole third leg of this business, I will enjoy watching that happen.

MR. BREWER: Thanks, Jack. In the investor call yesterday, you mentioned that after the acquisition of Manugistics, in about three years the combined EBITDA was almost 100 percent growth. Please correct me if I am wrong. No, you are not wrong, you are right. What was missing, different, in Manu’s way of running the business/strategy?

I don’t think it was necessarily a case of what was missing, because I think what happened was there was truly synergy created and everybody uses the word synergy all the time, it loses its real meaning, but there really was synergy created by just bringing the two companies together. JDA run rate on EBITDA was 30 million, Manugistics run rate was 20 million, so we weren’t that far apart, but today it is 98 million, and that is real synergy. The two businesses weren’t doing anything particularly wrong, we were just sub-scale and we were able to increase our scale, increase our presence in the marketplace, and as we did so, we dramatically drove up our win rate and we have also, as you have been able to see, been able to significantly increase our average selling price. We are a more powerful force in the marketplace today than we were before we acquired Manugistics than Manugistics was. I wouldn’t say there was anything wrong with Manugistics, it was sub-scale. And I think to the same degree, the same rules will apply here, that when this transaction is completed, JDA is going to be 50 percent bigger, I2 is going to be three times as big, it is going to be beneficial for all of us and we are going to have more scale and we are going to have more presence in the marketplace and we are going to drive more business at higher margins. That is what is going to happen. We are going to significantly increase our profits again.

In general, based on your past acquisition experiences, what are some of the key factors for success of an M&A activity, both from operations point of view and financial point of view?

Well, I will speak first of all from an overall M&A perspective, which is what I am looking for when we consider an opportunity for JDA, is first and foremost you have got to say, does it work financially. At the end of the day, if it doesn’t work financially, everything else is academic, you just can’t make the deal happen. And so that is an easy hurdle, but once you get past that, then the next question is, does it fit with the strategy? JDA is a relatively small company, we are bigger than the other sort of niche or vertical companies that we compete against mostly, but we are clearly a fraction of the size of Oracle or SAP. So we have to stick to what we do best, we can’t afford to get diluted and we need to stick to our strategy, and our strategy is very simple, we don’t want to be, play in some degree in 13 different industry verticals, we want to own one industry vertical and that industry vertical is the end to end supply chain and I think as long as we stay focused on that, then we can be successful. We will probably go into other industries at some point in the future, if we are successful in achieving our billion dollar vision, but right now we need to stick on one. So for me, the question is, does it fit our strategy, and clearly obviously I2 does.

Then the question after that is, what about the people, will the people be able to work together, will the cultures be able to blend together, every company has its own culture, and those cultures sometimes are stronger than others, and you know, we all have a sense of where we came from. I live in the United States, I have a U.S, Passport, but I was born in the U.K., it is just where I came from, that is never going to change, it is always just going to be a part of me. And we all feel that way, and I think the most important thing in a culture is to make sure that we are respectful of where people came from but that we very soon realize that where we need to focus our attention is not where we came from, but where we are going to, and that is really where we need to spend our time and energy as a group of people.

How do you identify potential—I talked about that. How did you think of I2? Well, it was pretty hard not to think about I2, it was right there in front of us, so I think it is a pretty clear strategic opportunity.

For Jason. Nope, we have done that one already. Any more questions? Okay, several pages more. Any in the room here? None yet. Oh, yes. One. Take one in the room.

FEMALE VOICE: Hi, Mr. Brewer. Next week, November the 10th, is enrollment for healthcare for 2010 for I2ers and my question is, I assume we go ahead and enroll but I don’t know what JDA has to offer in regards to healthcare, what carrier, you know.

MR. BREWER: Well, as I said, you know, everything carries on as normal, so yeah, you just keep running the business as you would, but I don’t know Brian if you want to talk at all about our healthcare practices?

MR. BOYLAN: Just very briefly. Obviously we don’t know all of the changes that may have been made here at I2, but last year when we were going through this process in comparing our benefit plans, there was a great deal of similarity between the plans, and in fact to the question about the carrier, we actually have United Healthcare and I believe you do as well. So there are a lot of similarities in the benefit plans.

MR. BREWER: Thanks, Brian. When will we be able to see the list of customers overlap at JDA and I2? Well, that comes back to the issue of when can we share which information, so we will try to be very specific about that soon, I know everybody wants to know about the products and the customers, it is natural, and as soon as we can we will share that information.

As a translator for JDA, and thinking about the lessons learned from previous acquisitions, I would like to ask if the translation of the new products acquired is going to be part of the planning process from day one with a goal of implementing as soon as possible.

Very good question. Namita says yes, we will be planning the translation, and that will be part of the product planning process.

What is the expected headcount reduction as a result of the combined entity? We don’t know yet, and even if we did, we wouldn’t say, so I am sorry, that is another one of those tough questions.

Read on the CNN financial news yesterday that a law firm has launched an investigation about this transaction. What is that about?

Well, what that is about, in my view, as a non-legal specialist, and there are people in this room who are far better at this kind of thing than me, what that is about is unfortunately the system that we all live in, which is that everybody—it has almost become a regular pattern of events now that when there are two public companies entering into a transaction, guys launch a lawsuit. To me, it is in the same class as the guys who run around just launching lawsuits for the sake of hoping for settlements. These organizations in my view are parasites, but anyway.

The reality is that we can’t stop it, it is going to happen, there is no validity to it, and we are going to carry on just as we did last time. I am not worried about it.

Assuming there will be layoffs as part of the leveraging synergies, when will those be announced and what kinds of severance benefits will the associates receive? Will the benefits be the same for JDA and I2 associates?

You are right, there will be layoffs as a consequence of this transaction and that is where the synergies come from, in part, not all, some of it is external services, some of it is occupancy and all of those expenses that we have related to the business, but some of it is going to be people. I won’t deny that fact. And when it does happen I can tell you that our policy will be the same for everybody and it will be announced after we close the transaction, as soon as possible.

How strong is JDA’s consulting and implementation organization? Also, are there significant billing rate differences between JDA and I2 consulting practices? Well, I don’t think we can talk about pricing type stuff at all, John is shaking his head vigorously at me, which means we can’t, but I don’t know Chris if there is anything you would like to say about the differences between, if there are any significant differences between our two practices based on what you learned last year?

MR. MOORE: Based on what we learned last year, I think there are some differences between the two services organizations, probably too much detail to go into today, but as part of the integration planning process that Sue described, we will be getting into that and some of that may have changed in the last year. I don’t know. But we will definitely get into it and our intent is to recognize those differences and adjust accordingly to them.

MR. BREWER: Thanks, Chris. What consistent message should we be using out in the marketplace?

Well, a section of the FAQ is going to be exactly that. When you are asked a question, what is the answer that you should give, and if it is not covered, then use the email address and send a question in and get the answer and say, “I will get back to you, or I will get somebody to answer the question, someone else to answer the question for you,” but there will be a section in the FAQ which will lay out the messaging and we want to obviously make sure that everybody is consistent in their use of that messaging, please don’t make stuff up.

I2 has a lot of associates working in home office, what is the JDA culture about home office? We have a lot of associates working out of their home as well. I think it is actually pretty much not just a JDA or an I2 thing, I think it is just going to be a reality for everybody as we go forward. Improved communications or enabling new ways of working. We actually have a project which is going on this year in JDA which we call our workplace strategy and we hired a firm of experts to come in and provide us with some consulting around what does the office of the future look like, what do we need in offices, what is the purpose of an office, this is a fantastic customer center, how often do customers come and actually fill a customer center these days, not very often. What kind of facilities do we really need, in our business? And really thinking about the way that offices were built in the past, which was in lots of places for people to sit, maybe in cubes or whatever, and do their work, and thinking about the future, if people are going to be much more virtual, what kind of facilities do we really need for productivity and collaboration in offices, and so we actually have a project underway at JDA right now, actually our pilot implementation of our new workplace strategy was going to be the Dallas office down the road, which I guess we won’t be doing now, but anyway, we do have a process which we are developing right now in the company to really see how we can rethink the way that people work, because we want to actually use technology, etc., to improve collaboration.

We are all working in virtual teams and multiple locations in multiple time zones, and how can we make that work better and we are investing right now quite heavily to really leverage and improve the tools that all of our associates have available to them.

When in Q1 is the transaction expected to close? Will we wait to have a joint sales kickoff meeting for the year?

Good question. So in Q1, the transaction will close, we believe, sometime in early to mid-February, that is subject to governmental review processes, and as we all know, no one knows what the government is going to do, so it just depends on how that goes, if we get a lot of review, then that could take longer, if we get no review at all, which is what happened last time, then it will move fairly quickly and in which case we will probably be in that sort of time frame. The first half of February.

In terms of sales kickoff meetings, if we close, at the beginning of February, when would we have our kickoff meeting, that is a good question. I don’t know the answer to that. Does anyone know the answer to that question? No, everyone is shaking their heads. We don’t know the answer to that question yet, but it is a good question, and one that we will try and figure out.

In the short-term view—by the way, just coming back to that, I think that by the time we get to the beginning of January is when we are going to be mailing the proxy, so that is really going to be, that is when we are really going to set the path and pretty much lock down the path to the closing of the transaction.

So my suspicion is that by around the beginning of January, we will be in a much, much better position to say this is the timeline to the closing of the transaction, and then we can start reorganizing all of our schedules.

In the short-term view, the I2 field is concerned about closing Q4 business, given yesterday’s announcement. What lessons learned from the ‘08 deal can we incorporate to minimize extending I2 sales cycles in Q4 ‘09. When will JDA execs be available to talk about I2 customers joint rollback concerns.

Well, yeah, we did—we listened and discussed this issue with the senior management of I2 very carefully because there is a compression of the I2 business, it will be temporary, last time—sales cycles were frozen, and one of the things, what seemed to be a really pivotal issue was that when we announced the transaction we said that we were going to announce the joint product road map, 90 days after the close and everybody lasered in on that and said, well, I am not doing anything until 90 days after they close, when I can see what the product road map is and is my product going to continue or not and all those sort of good things, which is understandable. So this time, we have taken a leaf out of Oracle’s book and we are promising something wonderful but not saying when we are going to deliver it. So we are basically saying yeah, we will have an integrated road map, it is going to be fantastic and deliver all this value, but we are being completely vague about, intentionally so, about when we are going to deliver it, because we don’t want customers to zero in on a specific date or anything like that, and we want to try and encourage the I2 customers to buy now, buy in the fourth quarter, it is good for everybody, it is good for JDA, it is good for I2. As JDA, we have no motivation whatsoever, other than for I2 to close business now, you create new maintenance, you create new services revenues, you create more cash on the balance sheet, it is all good. So there is no misalignment of interests here, we have got zero interest in not having I2 close as much business as possible in the fourth quarter, and what I can say is that for myself and any of the other JDA executives, we will do whatever we can, to support that process.

Today’s presentation has been geared to bringing I2ers up to speed with JDA, will there be an opportunity for JDA associates to get an understanding of I2, their products, services, and offerings?

That is a very good question and I would like to think actually that maybe we could organize a reciprocal presentation for the JDA associates, so maybe Sue, we can consider that as something to try and organize.

Any other questions? One more sheet. Two short ones, alright. I know this is going on for a long time. Any more from the room here at all? There must be more than one question. Eh? Okay.

Would David King be joining us at Dallas soon? It looks like his role has increased since last year.

Actually, Dave King is on his way to India right now, so hopefully next week he is going to be spending a bit of time with the I2ers in Bangalore, as he is responsible for Center of Excellence we felt that would be a good place for him to start, and I am sure he is looking forward to doing that. I dare say he will be here in Dallas at some point as well.

When will we get the FAQs? When will we get the FAQs?

FEMALE VOICE: —

MR. BREWER: Okay, we are aiming for today. We have got to file it with the SEC first so let’s say, worst case, Monday. Or over the weekend.

Any other questions in the room here? Nothing at all?

Okay. Thank you very much for your patience. It has been a long meeting. Hopefully it has been informative in some way for you and I look forward to moving forward to the next stage. Thank you.

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